UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                  TEXOIL, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)


                                   882906 20 9

                                 (CUSIP Number)


                                 Gary J. Milavec
                    c/o Resource Investors Management Company
                             600 Travis, Suite 6875
                              Houston, Texas 77002
                                 (713) 229-8800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               SEPTEMBER 11, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13D
CUSIP NO. 882906 20 9                                         PAGE 2 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Resource Investors Management Company Limited Partnership 06-1148341

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)

                                                                 (A)     |_|
                                                                 (B)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                            AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Connecticut
                            United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                       0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                          250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                            0

                                 10       SHARED DISPOSITIVE POWER

                                                            250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            250,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.7%


14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
                            PN

                                  SCHEDULE 13D
CUSIP NO. 882906 20 9                                         PAGE 3 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Associates, Inc.                    06-1144208

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                            AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Connecticut
                            United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                       0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                          250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                            0

                                 10       SHARED DISPOSITIVE POWER

                                                            250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            250,000 shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                   CO
                                  SCHEDULE 13D
CUSIP NO. 882906 20 9                                         PAGE 4 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P.                      06-1208375

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                       0
           OWNED BY              8        SHARED VOTING POWER
             EACH
           REPORTING                                        70,000
            PERSON
             WITH                9        SOLE DISPOSITIVE POWER

                                                            0

                                 10       SHARED DISPOSITIVE POWER

                                                            70,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            70,000 shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.6%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                            PN
                                  SCHEDULE 13D

CUSIP NO. 882906 20 9                                         PAGE 5 OF 21 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P. II                   06-1264592

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                       0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                          70,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                            0

                                 10       SHARED DISPOSITIVE POWER

                                                            70,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            70,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.6%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                            PN
                                  SCHEDULE 13D
CUSIP NO. 882906 20 9                                         PAGE 6 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P. III                  06-1291935

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                       0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                          30,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                            0

                                 10       SHARED DISPOSITIVE POWER

                                                            30,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            30,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                            PN
                                  SCHEDULE 13D

CUSIP NO. 882906 20 9                                         PAGE 7 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P. IV                   06-1327489

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                       0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                          80,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                            0

                                 10       SHARED DISPOSITIVE POWER

                                                            80,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            80,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.8%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                            PN
                                  SCHEDULE 13D


CUSIP NO. 882906 20 9                                         PAGE 8 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Roy V. Hood

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                               0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                  250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                    0

                                 10       SHARED DISPOSITIVE POWER

                                                    250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             5.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                    IN
                                  SCHEDULE 13D

CUSIP NO. 882906 20 9                                         PAGE 9 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Paul E. McCollam

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                               0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                  250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                    0

                                 10       SHARED DISPOSITIVE POWER

                                                    250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                    IN

                                  SCHEDULE 13D

CUSIP NO. 882906 20 9                                        PAGE 10 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Stephen F. Oakes

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                               0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                  250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                    0

                                 10       SHARED DISPOSITIVE POWER

                                                    250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                    IN

                                  SCHEDULE 13D

CUSIP NO. 882906 20 9                                        PAGE 11 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    David R. Whitney

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                               0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                  250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                    0

                                 10       SHARED DISPOSITIVE POWER

                                                    250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                    IN
                                  SCHEDULE 13D

CUSIP NO. 882906 20 9                                        PAGE 12 OF 21 PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    John B. Parsons

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                      (A)     |_|
                                      (B)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                               0
           OWNED BY
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                  250,000
             WITH
                                 9        SOLE DISPOSITIVE POWER

                                                    0

                                 10       SHARED DISPOSITIVE POWER

                                                    250,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.7%

14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                    IN

                                                             Page 13 of 19 Pages

Item 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"), of Texoil, Inc., a Nevada corporation (the "Company"), whose principal executive office is located at 1600 Smith Street, Suite 4000, Houston, Texas 77002.

Item 2.   IDENTITY AND BACKGROUND

         The following table provides certain information about each of the reporting persons.

                                                  CITIZENSHIP OR STATE OF                  PRINCIPAL OCCUPATION
       NAME AND BUSINESS ADDRESS                 INCORPORATION/ORGANIZATION                    OR EMPLOYMENT
Resource Investors Management                               CT                       Investment Management
  Company Limited Partnership
("RIMCO")
22 Waterville Road
Avon, CT 06001

RIMCO Associates, Inc.                                      CT                       General Partner of RIMCO
("Associates")
22 Waterville Road
Avon, CT 06001

RIMCO Partners, L.P.                                        DEL                      Investment Partnership
("RIMCO I")                                                                          (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P. II                                     DEL                      Investment Partnership
("RIMCO II")                                                                         (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P. III                                    DEL                      Investment Partnership
("RIMCO III")                                                                        (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P. IV                                     DEL                      Investment Partnership
("RIMCO IV")                                                                         (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002
Roy V. Hood                                                 USA                      Managing Director of RIMCO;
22 Waterville Road                                                                   President and director
Avon, CT 06001                                                                        of Associates

Paul E. McCollam                                            USA                      Managing Director of RIMCO;
600 Travis, Suite 6875                                                               Vice President and director
Houston, TX 77002                                                                    of Associates
Stephen F. Oakes                                            USA                      Managing Director of RIMCO;
22 Waterville Road                                                                   Vice President of Associates
Avon, CT 06001

                                                             Page 14 of 19 Pages

David R. Whitney                                            USA                      Managing Director of RIMCO;
22 Waterville Road                                                                   Vice President and director
Avon, CT 06001                                                                       of Associates
John B. Parsons                                             USA                      Director of Associates
22 Waterville Road
Avon, CT 06001

         None of the reported persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the reporting persons has been during the last five years a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         RIMCO I, RIMCO II, RIMCO III and RIMCO IV (the "Limited Partnerships") entered into an agreement on September 6, 1996, with Texoil Company, a Nevada corporation and wholly owned subsidiary of the Company ("Subsidiary"), to acquire up to $3,000,000 of 10% Senior Secured Exchangeable General Obligation Notes ("Exchangeable Notes") the form of which is filed as EXHIBIT B hereto and incorporated herein by reference. Pursuant to the Guaranty and Exchange Agreement dated as of September 6, 1996 (which agreement is attached hereto as EXHIBIT C and incorporated herein by reference), upon funding of the Exchangeable Notes, each of the Limited Partnerships will have the right to exchange the outstanding principal balance of its Exchangeable Note, at an exchange price of $0.80, subject to adjustment, for shares of Common Stock of the Company. The following table sets forth the consideration for the Exchangeable Notes and the number of shares exchangeable therefor, assuming that the full aggregate principal amount of the Exchangeable Notes is then outstanding:

PURCHASER     EXCHANGEABLE NOTE PURCHASE AMOUNT           SHARES TO BE RECEIVED
- ---------     ---------------------------------           ---------------------
RIMCO I                      $840,000                         1,050,000
RIMCO II                      840,000                         1,050,000
RIMCO III                     360,000                           450,000
RIMCO IV                      960,000                         1,200,000
                         ------------                        ----------
                           $3,000,000                         3,750,000

         The funds for such purchase will be provided out of the working capital of the Limited Partnerships, from time to time, as Texoil Company requests advances under the Exchangeable Notes. All conditions to the initial funding were satisfied on September 11, 1996, and $200,000 was funded under the Exchangeable Notes on that date.

Item 4.   PURPOSE OF TRANSACTION

         The Exchangeable Notes were acquired for purposes of investment for the accounts of the respective Limited Partnerships. The outstanding principal amounts of the Exchangeable Notes are exchangeable at any time prior to the close of business on September 1, 1999. Based on an ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other investment opportunities available to the reporting persons, offers for shares of Common Stock, general economic conditions and other future developments, the reporting persons may decide to exchange the Exchangeable Notes, or sell or seek the sale of all or part of the Exchangeable Notes or the beneficial holdings of the Common Stock held by the respective Limited Partnerships.
                                                             Page 15 of 19 Pages

         The Company and the Subsidiary entered into a Note Purchase Agreement dated as of September 6, 1996 (the "RIMCO Agreement") with the Limited Partnerships. Resource Investors Management Company ("RIMCO") is the controlling general partner of the Limited Partnerships. Under the RIMCO Agreement, the Limited Partnerships have agreed to provide up to $8,000,000 in two separate financings to fund Subsidiary's 3-D seismic exploration program. In connection with the RIMCO financing, the Company's Board of Directors expanded the number of directors to seven and elected Gary Milavec, a Vice President of RIMCO Associates, Inc. (RIMCO's general partner), to fill the vacancy created thereby until the next annual stockholders' meeting.

          The first financing under the RIMCO Agreement is in the form of Senior Exchangeable General Obligation Notes issued by the Subsidiary in the maximum amount of $3,000,000 (the "Exchangeable Notes"). The proceeds from this financing is to be used primarily to fund leasehold, drilling and completion costs for Subsidiary's Raceland and Greens Lake Prospects in Lafourche Parish, Louisiana and Galveston County, Texas, respectively, on which 3-D seismic data acquisition now is completed. The second financing is in the form of Senior Secured General Obligation Notes (the "Senior Notes") issued by Subsidiary in the maximum amount of $5,000,000. The Company intends that proceeds from the second financing be used primarily to fund future leasehold, drilling and completion costs for the Laurel Grove Prospects in Lafourche Parish, Louisiana, subsequent wells in the Raceland and Greens Lake Prospects, and up-front land and other costs associated with new 3-D seismic projects.

         Under the terms of a Guaranty and Exchange Agreement dated as of September 6, 1996, among the Company, Subsidiary , and the Limited Partnerships, indebtedness outstanding under the Exchangeable Notes is exchangeable, in whole or in part, for Common Stock of the Company at an initial per share price equal to $.80, subject to anti-dilution adjustments. Subsidiary can require the Limited Partnerships to make such an exchange if they have funded at least $2,800,000 under the Exchangeable Notes and the average trading price of the Common Stock for any consecutive 20-day trading period is $3.00 or more. The amount of indebtedness outstanding after the first funding on September 11, 1996 was $200,000 which is presently exchangeable by the Limited Partnerships for 250,000 shares of Common Stock of the Company.

         After $2,800,000 in principal has been advanced under the Exchangeable Notes, Subsidiary may borrow under the Senior Notes until September 1, 1999. The Senior Notes will mature September 1, 2002. There is no conversion or exchange feature under the Senior Notes.

         Other than as described in this Item 4, as of the date hereof, none of the reporting persons has any plans or proposals that relate to or would result in any of the actions listed in subparagraphs (a)-(j) of the instructions to
Item 4 of Schedule 13D with respect to the Company as the issuer.

         The Company increased its Board of Directors by one director, such vacancy having been filled by the designee of RIMCO pursuant to the September 6, 1996 transaction. Immediately following any date on which the aggregate outstanding principal of the Exchangeable Notes and the Senior Notes shall exceed $5,000,000, the Company has agreed to use its best efforts, subject to applicable law, to increase the size of its Board of Directors by one additional director and to cause the election of an additional designee of RIMCO to serve as director to fill the resulting vacancy on the Company's Board. As long as the aggregate principal amount of the Exchangeable Notes and the Senior Notes outstanding shall exceed $2,500,000, RIMCO shall be entitled to have a total of two directors serve on the Company's Board of Directors. So long as the Limited Partnerships own an aggregate of 5% of more of the Company's common stock (or any securities exchanged therefor or distributed, issued or issuable with respect thereto), RIMCO is entitled to designate one person for election to the Board of Directors of the Company.

         The foregoing description of the Exchangeable Notes are qualified in their entirety by reference to the form of Exchangeable Note, attached hereto as EXHIBIT B.
                                                             Page 16 of 19 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

                             NUMBER OF
                              SHARES            SHARED             SHARED            SOLE          SOLE
                           BENEFICIALLY         VOTING           INVESTMENT         VOTING      INVESTMENT
         NAME                 OWNED *           POWER*             POWER*          POWER *        POWER*        PERCENT*
- ----------------------  ------------------ -----------------  -----------------    -------    ---------------   --------
Associates                    250,000            250,000           250,000            0              0            5.7%
RIMCO                         250,000            250,000           250,000            0              0            5.7%
RIMCO I                        70,000             70,000            70,000            0              0            1.6%
RIMCO II                       70,000             70,000            70,000            0              0            1.6%
RIMCO III                      30,000             30,000            30,000            0              0            0.7%
RIMCO IV                       80,000             80,000            80,000            0              0            1.8%
Roy V. Hood                   250,000            250,000           250,000            0              0            5.7%
Paul E. McCollam              250,000            250,000           250,000            0              0            5.7%
David R. Whitney              250,000            250,000           250,000            0              0            5.7%
John B. Parsons               250,000            250,000           250,000            0              0            5.7%
Stephen F. Oakes              250,000            250,000           250,000            0              0            5.7%
- ---------------

*      As of May 31, 1996

         (c) No transactions by any of the reporting persons other than those transactions identified in Item 3 have taken place in the last 60 days.

         (d) - (e)Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         RIMCO is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. RIMCO has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

         Associates is the managing general partner of RIMCO, which is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. Associates has a 55% interest (on a profit basis) in RIMCO, which, as indicated above, has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

         Roy V. Hood, Paul E. McCollam, David R. Whitney and Stephen F. Oakes are managing directors of RIMCO. Each of Roy V. Hood, Paul E. McCollam and David
R. Whitney is a shareholder of Associates. Mr. Hood is a 34.5% shareholder and President and a director of Associates. Mr. McCollam is a 23.0% shareholder and Vice President, Secretary and Treasurer and a director of Associates. Mr. Whitney is a 23.0% shareholder and a Vice President and a director of Associates. Mr. Parsons is a 19.5% shareholder and a director of Associates.

         RIMCO I is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO I is the record owner of an Exchangeable Note exchangeable, when fully funded, for 1,050,000 shares of Common Stock. RIMCO I has an interest in 70,000 shares of Common Stock or 1.6% of the outstanding Common Stock as of September 11, 1996.

         RIMCO II is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO II is the record owner of an Exchangeable Note exchangeable, when fully funded,

                                                             Page 17 of 19 Pages

for 1,050,000 shares of Common Stock. RIMCO II has an interest in 70,000 shares of Common Stock or 1.6% of the outstanding Common Stock as of September 11, 1996.

         RIMCO III is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO III is the record owner of an Exchangeable Note exchangeable, when fully funded, for 450,000 shares of Common Stock. RIMCO III has an interest in 30,000 shares of Common Stock or 0.7% of the outstanding Common Stock as of September 11, 1996.

         RIMCO IV is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO IV is the record owner of an Exchangeable Note exchangeable, when fully funded, for 1,200,000 shares of Common Stock. RIMCO IV has an interest in 80,000 shares of Common Stock or 1.8% of the outstanding Common Stock as of September 11, 1996.

         Under a Stock Ownership and Registration Rights Agreement entered into as of September 6, 1996 and filed as EXHIBIT D hereto and incorporated herein by reference, the Company has granted the Limited Partnerships certain demand and "piggy back" registration rights, to register any offer of Common Stock held by the Limited Partnerships, as well as securities (if any) issued with respect thereto, under the Securities Act of 1933. The Stock Ownership and Registration Rights Agreement provides for indemnification of the Limited Partnerships by the Company and indemnification of the Company by the Limited Partnerships under certain circumstances related to such registration rights.

         RIMCO I, RIMCO II, RIMCO III and RIMCO IV entered into an agreement on September 6, 1996, with Texoil Company, a Tennessee corporation and wholly owned subsidiary of the Company, to acquire $3,000,000 of Exchangeable Notes the form of which is filed as EXHIBIT B hereto and incorporated herein by reference. Upon funding of the Exchangeable Notes, such limited partnerships will have the right to exchange the outstanding principal balance of the Exchangeable Notes, at an initial exchange price of $0.80, subject to adjustment, for shares of Common Stock of the Company.

         The exercise price and number of shares of Common Stock and the exchange price and number of shares of Common Stock issuable upon exchange of the Exchangeable Notes are subject to adjustment upon certain events such as a reverse stock split or reclassification, merger of the Company or issuances of Common Stock at a price less than the exercise price, conversion price, or exchange price, as the case may be.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

A.        Agreement for Joint Filing on Behalf of Each Reporting Person

B.        Form of Exchangeable Note

C.        Guaranty and Exchange Agreement

D. Stock Ownership and Registration Rights Agreement among the the Company, Texoil Company, a wholly owned subsidiary of Company, and the Limited Partnerships

E.        Powers of Attorney

                                                             Page 18 of 19 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:  September 19 , 1996

Signature:                                  Resource Investors Management
                                            Company Limited Partnership
                                            By:   RIMCO Associates, Inc.,
                                                     Its General Partner


                                            By:    /S/  DAVID R. WHITNEY
                                                   Name:  David R. Whitney
                                                   Title:    Vice President

Date:  September 19, 1996

Signature:                                  RIMCO Associates, Inc.


                                            By:    /S/  DAVID R. WHITNEY
                                                   Name:  David R. Whitney
                                                   Title:    Vice President

Date:  September 19, 1996

Signature:                                  RIMCO Partners, L.P.
                                            By:  Resource Investors Management
                                                 Company Limited Partnership,
                                                     Its General Partner

                                            By:  RIMCO Associates, Inc.,
                                                     Its General Partner


                                            By:    /S/  DAVID R. WHITNEY
                                                   Name:  David R. Whitney
                                                   Title:    Vice President

Date:  September 19, 1996

Signature:                                  RIMCO Partners, L.P. II
                                            By:  Resource Investors Management
                                                 Company Limited Partnership,
                                                     Its General Partner
                                            By:  RIMCO Associates, Inc.,
                                                     Its General Partner

                                            By:    /S/ DAVID R. WHITNEY
                                                   Name:  David R. Whitney
                                                   Title:    Vice President

                                                             Page 19 of 19 Pages

Date:  September 19, 1996

Signature:                                  RIMCO Partners, L.P. III
                                            By:  Resource Investors Management
                                                 Company Limited Partnership,
                                                 Its General Partner

                                            By:  RIMCO Associates, Inc.,
                                                     Its General Partner

                                            By:    /S/  DAVID R. WHITNEY
                                                   Name:  David R. Whitney
                                                   Title:    Vice President

Date:  September 19, 1996

Signature:                                  RIMCO Partners, L.P. IV
                                            By:  Resource Investors Management
                                                 Company Limited Partnership,
                                                 Its General Partner

                                            By:  RIMCO Associates, Inc.,
                                                     Its General Partner

                                            By:    /S/  DAVID R. WHITNEY
                                                   Name:  David R. Whitney
                                                   Title:    Vice President

Date:  September 19, 1996

Signature:                                         /S/  ROY V. HOOD
                                                   Roy V. Hood

Date:  September 19, 1996

Signature:                                         /S/  PAUL E. MCCOLLAM
                                                   Paul E. McCollam by David R.
                                                   Whitney, POA

Date:  September 19, 1996

Signature:                                         /S/  DAVID R. WHITNEY
                                                   David R. Whitney

Date:  September 19, 1996

Signature:                                         /S/  STEPHEN F. OAKES
                                                   Stephen F. Oakes by David R.
                                                   Whitney, POA

Date:  September 19, 1996

Signature:                                         /S/  JOHN B. PARSONS
                                                   John B. Parsons by David R.
                                                   Whitney, POA

                                INDEX TO EXHIBITS


Exhibit A    -    Agreement for Joint Filing on Behalf of Each Reporting Person

Exhibit B    -    Form of Exchangeable Note

Exhibit C    -    Guaranty and Exchange Agreement

Exhibit D    -    Stock Ownership and Registration Rights Agreement among
                  the the Company, Texoil Company, a wholly owned subsidiary of Company, and the Limited Partnerships

Exhibit E    -    Powers of Attorney

                                    EXHIBIT A

                                    AGREEMENT

         Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees to the filing of this Statement on
Schedule 13D on its behalf.

         This agreement may be signed in one or more counterparts.


                                Resource Investors Management Company Limited Partnership, Its General Partner
                                By:  RIMCO Associates, Inc.,
                                           Its General Partner


Date:  September 19, 1996                By:      /S/  DAVID R. WHITNEY
                                         Name:  David R. Whitney
                                         Title:    Vice President



                                RIMCO Associates, Inc.


Date:  September 19, 1996                By:      /S/  DAVID R. WHITNEY
                                         Name:  David R. Whitney
                                         Title:    Vice President

                                RIMCO Partners, L.P.
                                By:  Resource Investors Management Company
                                     Limited Partnership, Its General Partner

                                By:  RIMCO Associates, Inc., Its General Partner


Date:  September 19, 1996                By:      /S/  DAVID R. WHITNEY
                                         Name:  David R. Whitney
                                         Title:    Vice President

                                RIMCO Partners, L.P. II
                                By:  Resource Investors Management Company
                                     Limited Partnership, Its General Partner

                                By:  RIMCO Associates, Inc.,
                                     Its General Partner


Date:  September 19, 1996                By:      /S/  DAVID R. WHITNEY
                                         Name:  David R. Whitney
                                         Title:    Vice President

                                                              Exhibit A - Page 1


                                 RIMCO Partners, L.P. III
                                 By:  Resource Investors Management Company
                                      Limited Partnership, Its General Partner
                                 By:  RIMCO Associates, Inc.,
                                      Its General Partner


Date:  September 19, 1996                 By:      /S/  DAVID R. WHITNEY
                                          Name:  David R. Whitney
                                          Title:    Vice President


                                 RIMCO Partners, L.P. IV
                                 By:  Resource Investors Management Company
                                      Limited Partnership, Its General Partner
                                 By:  RIMCO Associates, Inc.,
                                      Its General Partner

Date:  September 19, 1996                 By:      /S/  DAVID R. WHITNEY
                                          Name:  David R. Whitney
                                          Title:    Vice President


Date:  September 19, 1996                          /S/ ROY V. HOOD
                                                  Roy V. Hood


Date:  September 19, 1996                          /S/  PAUL E. MCCOLLAM
                                       Paul E. McCollam by David R. Whitney, POA


Date:  September 19, 1996                          /S/  DAVID R. WHITNEY
                                         David R. Whitney


Date:  September 19, 1996                          /S/  STEPHEN F. OAKES
                                       Stephen F. Oakes by David R. Whitney, POA


Date:  September 19, 1996                          /S/ JOHN B. PARSONS
                                        John B. Parsons by David R. Whitney, POA


                                                              Exhibit A - Page 2

                                    EXHIBIT B

                                 TRANCHE A NOTE

                                 TEXOIL COMPANY

                         10% SENIOR SECURED EXCHANGEABLE
                             GENERAL OBLIGATION NOTE

No. [            ]                                             September 6, 1996
     ------------
$[                                  ]
  ----------------------------------

                  FOR VALUE RECEIVED, the undersigned, TEXOIL COMPANY, a Tennessee corporation (the "COMPANY"), hereby promises to pay to (the "TRANCHE A NOTEHOLDER"), or registered assigns, the principal sum of and /100 DOLLARS ($ ), or, if less, the aggregate unpaid principal amount of all Tranche A Advances (as defined in the Note Purchase Agreement referred to below) made by the Tranche A Noteholder under this Tranche A Note, together with interest (computed on the basis of a 360-day year of twelve 30- day months) (a) on the unpaid principal balance hereof at the rate of ten percent (10%) per annum from the date hereof, until the principal hereof shall have become due and payable, and (b) on any overdue payment of principal or interest, at a rate per annum equal to fifteen percent (15%); PROVIDED, HOWEVER, in no event shall such rate of interest ever exceed the Highest Lawful Rate (as defined in the Note Purchase Agreement referred to below).

                  This Tranche A Note shall be due and payable as follows:

                  (a) commencing on October 1, 1996, on the first day of each month, a payment equal to all accrued, but unpaid interest hereon shall be due and payable; and

                  (b) on September 1, 1999, the unpaid principal balance hereof, together with all accrued, but unpaid interest hereon, shall be fully and finally due and payable.

                  This Tranche A Note is one of a series of Tranche A Notes (herein called the "TRANCHE A NOTES") issued pursuant to the Note Purchase Agreement dated of even date herewith (as from time to time amended, the "NOTE PURCHASE AGREEMENT"), among the Company, Texoil, Inc., a Nevada corporation ("PARENT"), and the Noteholders named therein and is entitled to the benefits, and otherwise subject to the provisions, thereof, including, without limitation, the limitations on interest set forth in SECTION 14.05 thereof. This Tranche A
Note is secured by the Security Documents referred to in the Note Purchase Agreement.

                  This Tranche A Note is exchangeable for shares of common stock of Parent upon the terms and conditions of that certain Guaranty and Exchange Agreement dated of even date herewith among Parent, the Company and the Noteholders named therein.

                  All payments made by the Company on this Tranche A Note shall be applied first, to the accrued, but unpaid interest hereon, and the remainder, if any, shall be applied to the principal balance hereof. The Company does not have the right to prepay this Tranche A Note, in whole or in part, prior to maturity.

                  Payments of principal of and interest on this Tranche A Note are to be made in lawful money of the United States of America at the places designated in the Note Purchase Agreement.

                  This Tranche A Note is a registered Tranche A Note and, as provided in the Note Purchase Agreement, upon surrender of this Tranche A Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Tranche A Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Tranche A Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.


                                                              Exhibit B - Page 1

                  If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal and other amounts outstanding under this Tranche A Note may be declared or otherwise become due and payable in the manner, at the price and with the effect provided in the Note Purchase Agreement.

                  This Tranche A Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the choice of law rules thereof.

                                                     TEXOIL COMPANY


                                                     By:
                                                     Name:
                                                     Title:
                                                              Exhibit B - Page 2

                                    EXHIBIT C

                         GUARANTY AND EXCHANGE AGREEMENT

                  GUARANTY AND EXCHANGE AGREEMENT dated as of September 6, 1996 among TEXOIL, INC., a Nevada corporation ("PARENT"), TEXOIL COMPANY, a Tennessee corporation (the "COMPANY") and RIMCO PARTNERS, L.P., a Delaware limited partnership, RIMCO PARTNERS, L.P. II, a Delaware limited partnership, RIMCO PARTNERS, L.P. III, a Delaware limited partnership, and RIMCO PARTNERS, L.P. IV, a Delaware limited partnership.

                              PRELIMINARY STATEMENT

                  The Noteholders have entered into a Note Purchase Agreement dated of even date herewith (said Agreement, as it may hereafter be amended or otherwise modified from time to time, being the "NOTE AGREEMENT") with the Company and Parent. The Company is a wholly-owned subsidiary of Parent. It is a condition precedent to the obligation of the Noteholders to make Advances under the Note Agreement that the Company and Parent shall have executed and delivered this Agreement. Parent has determined that it will receive a substantial benefit if Advances are made to the Company under the Note Agreement.

                  In consideration of the mutual covenants herein contained, Parent, the Company and the Noteholders agree as follows:

                                    ARTICLE I
                                DEFINITIONS, ETC.

                  SECTION 1.01. CERTAIN DEFINED TERMS. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings set forth in the Note Agreement and the Annex A attached thereto (such meanings to be equally applicable to both singular and plural forms of the terms defined).

                  SECTION 1.02. COVENANT CONSTRUCTION. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

                  SECTION 1.03. OTHER RULES OF CONSTRUCTION. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to articles, sections, annexes, exhibits and schedules shall, unless the context requires a different construction, be deemed to be references to the articles and sections of this Agreement and the annexes, exhibits and schedules attached hereto and made a part hereof. In this Agreement, unless a clear contrary intention appears, the word "including" (and with correlative meaning "include") means including, without limiting the generality of any description preceding such term. The headings of the various articles and sections of this Agreement are for convenience only and shall not affect the meaning of the terms and conditions of this Agreement. No provision of this Agreement shall be interpreted or construed against any party solely because that party or its legal representative drafted such provision.

                                   ARTICLE II
                                    GUARANTY

                  SECTION 2.01. GUARANTY. Parent hereby unconditionally and irrevocably guarantees the full and punctual payment when due, whether at stated maturity or earlier by acceleration or otherwise, of any and all debts, liabilities and obligations of the Company now or hereafter existing under the Note Agreement, the Notes or any of the other Transaction Documents whether for principal, interest (including, without limitation, all interest that accrues after the commencement of any proceeding by or against the Company under any bankruptcy, insolvency, liquidation, moratorium, receivership, reorganization or other similar debtor relief law), fees, expenses or otherwise (such obligations being the "OBLIGATIONS"), and agrees to pay any and all reasonable costs and expenses (including counsel fees and legal expenses) incurred by the Noteholders in connection with the protection, defense or enforcement of any rights under this Agreement and any of the other Transaction Documents.

                                                              Exhibit C - Page 1

                  SECTION 2.02. GUARANTY ABSOLUTE. Parent unconditionally guarantees that the Obligations will be paid strictly in accordance with the terms of the Note Agreement, the Notes and the other Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Noteholders with respect thereto. The liability of Parent under this Agreement shall be absolute and unconditional irrespective of: (a) any lack of validity or enforceability of the Note Agreement, the Notes, the other Transaction Documents or any other agreement or instrument relating thereto (unless such invalidity or unenforceability results from a failure of consideration on the part of the Noteholders); (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from the Note Agreement, the Notes or the other Transaction Documents; (c) any taking, exchange, release or non-perfection of any collateral, or any release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Obligations; (d) any manner of application of collateral, or proceeds thereof, to all or any of the Obligations, or any manner of sale or other disposition of any collateral for all or any of the Obligations or any other assets of the Company; (e) any change, restructuring or termination of the corporate structure or existence of the Company; or (f) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Company or a guarantor (except full and indefeasible payment of the Obligations, including, payment of the Tranche A Notes, via exchange for Parent Common Stock in accordance with Article III hereof).

                  The obligations of Parent under this Agreement shall not be subject to reduction, termination or other impairment by reason of any setoff, recoupment, counterclaim or defense or for any other reason (except full and indefeasible payment of the Obligations, including, payment of the Tranche A Notes, via exchange for Parent Common Stock in accordance with Article III hereof). This Agreement is to be in addition to and is not to prejudice or be prejudiced by any other securities or guaranties (including any guaranty signed by Parent) which the Noteholders may now or hereafter hold from or on account of the Company and is to be binding on Parent as a continuing security notwithstanding any payments from time to time made to the Noteholders or any settlement of account or disability or incapacity affecting Parent or any other thing whatsoever. This Agreement is a continuing guaranty and shall remain in full force and effect until payment in full of the Obligations and all other amounts payable under this Agreement.

                  SECTION 2.03. WAIVER. Parent hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations and this Agreement and any liability to which this Agreement applies or may apply, and waives presentment, demand of payment, notice of intent to accelerate, notice of acceleration, notice of dishonor or nonpayment, and any requirement that the Noteholders institute suit, collection proceedings or take any other action to collect the Obligations including any requirement that the Noteholders protect, secure, perfect or insure any security interest or lien or any property subject thereto or exhaust any right or take any action against the Company or any other person or entity or any collateral (it being the intention of the Noteholders and Parent that this Agreement is to be a guaranty of payment and not of collection) or that the Company or any other person be joined in any action hereunder. Notwithstanding the provisions of SECTION 8.12, Parent hereby expressly waives each and every right to which it may be entitled by virtue of the suretyship laws of the State of Texas, including, without limitation, any and all rights it may have pursuant to Rule 31 or Rule 32, Texas Rules of Civil Procedure, Section 17.001 of the Texas Civil Practice and Remedies Code and Chapter 34 of the Texas Business and Commerce Code. Parent hereby waives marshalling of assets and liabilities, sale in inverse order of alienation, notice by the Noteholders of any indebtedness or liability to which it applies or may apply any amounts received by the Noteholders, and of the creation, advancement, increase, existence, extension, renewal, rearrangement and/or modification of the Obligations.

                  SECTION 2.04. WAIVER OF SUBROGATION; ETC. Parent will not exercise any rights of subrogation under this Agreement, by any payment made hereunder or otherwise, until such time as the Noteholders have received full payment of the Obligations. If, notwithstanding the preceding sentence, any amount shall be paid to Parent on account of subrogation rights at any time when all the Obligations shall not have been paid in full, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied upon the Obligations in accordance with the terms of the Note Agreement.

                  Parent hereby subordinates all indebtedness owing to it from the Company to all indebtedness of the Company to the Noteholders, and agrees that upon the occurrence and continuance of an Event of Default or any event which with the giving of notice or lapse of time could become an Event of Default, it shall not accept any payment on the same until payment in full of the Obligations, and shall in no circumstance whatsoever attempt to set off or reduce any Obligations hereunder because of such indebtedness. Parent further subordinates any lien or security interest that it has or may have on any collateral or security securing payment of the Obligations to the liens and security interest on said collateral and security in favor of the Noteholders, but the
                                                              Exhibit C - Page 2

foregoing shall in no event imply or be construed to imply the Noteholders' agreement or consent to the existence of any such security interests in favor of Parent.

                  SECTION 2.05. RIGHT OF SET-OFF. Upon the occurrence and during the continuance of any Event of Default the Noteholders are hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Noteholders to or for the credit or the account of Parent against any and all of the obligations of Parent now or hereafter existing under this Agreement, irrespective of whether or not the Noteholders shall have made any demand under this Agreement and although such obligations may be contingent and unmatured. The Noteholders agree promptly to notify Parent after any such set-off and application, PROVIDED that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Noteholders under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Noteholders may have.

                  SECTION 2.06. TRANSACTION DOCUMENTS. Parent acknowledges that it has had full and complete access to the Note Agreement, the Notes and the other Transaction Documents, has fully reviewed same and is fully aware of their contents.

                  SECTION 2.07. EFFECT OF BANKRUPTCY PROCEEDING, ETC. This Agreement shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the sums due any Noteholders pursuant to the terms of the Note Agreement or hereunder is rescinded or must otherwise be restored or returned by the Noteholders upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Company or Parent, or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Company or Parent or any substantial part of their property, or otherwise, all as though such payments had not been made. If an Event of Default shall at any time have occurred and be continuing and declaration of such Event of Default shall at such time be prevented by reason of the pendency against the Company of a case or proceeding under a bankruptcy or insolvency law, Parent agrees that, for purposes of this Agreement and its obligations hereunder, the Note Agreement shall be deemed to have been declared in default with the same effect as if the Note Agreement had been declared in default in accordance with the terms thereof, and Parent shall forthwith pay the amounts specified by the Noteholders to be paid thereunder, any interest thereon and any other amounts guaranteed hereunder without further notice or demand.

                  SECTION 2.08. NO WAIVER; REMEDIES. No failure on the part of the Noteholders to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

                  SECTION 2.09. PLEDGE AGREEMENT. Parent's obligations under this Agreement are secured by the Pledge Agreement.

                  SECTION 2.10. FURTHER ASSURANCES. Parent hereby agrees to execute and deliver all such instruments and take all such action as the Noteholders may from time to time reasonably request in order to fully effectuate the purpose of this Agreement.

                                   ARTICLE III
                               EXCHANGE AGREEMENT

                  SECTION 3.01. EXCHANGE. (a) Each Tranche A Noteholder shall have the right, at the option of such holder at any time up to and including the maturity date of the Tranche A Notes, to exchange the outstanding principal amount of any Tranche A Note (or any portion thereof), plus accrued and unpaid interest due thereon to the effective date of the exchange, into fully paid and non-assessable shares of common stock, par value $.01 per share, of Parent (the "PARENT COMMON STOCK"), subject to possible adjustment as provided below. The number of shares of Parent Common Stock issuable in exchange for a Tranche A Note shall be equal to the quotient of the principal amount of such Tranche A Note (or the portion thereof) submitted for exchange plus accrued and unpaid interest due thereon to the effective date of the exchange, divided by the "Exchange Price" (as defined below). As used herein, the term "EXCHANGE PRICE" shall mean the price of $.80 per share, or, in case an adjustment of such price has taken place pursuant to the provisions hereof, then at the price as last adjusted.
                                                              Exhibit C - Page 3

                  (b) Subject to the provisions of SECTIONS 3.01(C), 3.01(D) and 3.01(E) hereof, if at any time after an aggregate amount of at least $2,800,000 has been advanced under the Tranche A Notes, the average closing price per share of Parent Common Stock (as reported by the principal securities exchange or trading market, as the case may be, on which the Parent Common Stock is then traded) during a period of 20 consecutive trading days (such 20-day average being referred to herein as the "AVERAGE PRICE") equals or exceeds $3.00 per share (a "SPECIAL EXCHANGE EVENT"), the Company may, at its option exercisable in its sole discretion at any time during the 30-day period following such Special Exchange Event, exchange all (but not less than all) of the outstanding principal amount of the Tranche A Notes, plus accrued and unpaid interest due thereon to the effective date of such exchange, into fully paid and non-assessable shares of Parent Common Stock at the Exchange Price then in effect. Such exchange shall be deemed to have been effected immediately upon the mailing of the notice referred to in SECTION 3.02(B) hereof, which notice to be effective must be deposited in the mail on or prior to the close of business on the thirtieth day following the Special Exchange Event, whereupon the person or persons entitled to receive the Parent Common Stock deliverable upon such exchange shall thereupon be treated for all purposes as the record holder or holders of such Parent Common Stock, and the Tranche A Notes shall be deemed to represent only the right to receive certificates representing the number of shares of Parent Common Stock, plus cash in lieu of fractional shares in accordance with SECTION 3.04, for which each such Tranche A Note has been so exchanged. If the Company does not exchange the Tranche A Notes in accordance with this SECTION 3.01(B) within the 30-day period following any Special Exchange Event, then a new period of trading days shall begin for purposes of determining whether the Company may exchange the Tranche A Notes pursuant to this SECTION 3.01(B).

                  (c) Notwithstanding the provisions of SECTION 3.01(B) hereof, during any period of time in which the Parent Common Stock is not traded on a securities exchange or other established trading market, no Special Exchange Event shall be deemed to occur.

                  (d) Notwithstanding the provisions of SECTION 3.01(B), the Company shall not exchange the Tranche A Notes for Parent Common Stock pursuant to SECTION 3.01(B) unless the Replacement 12% Convertible Promissory Notes evidencing the New Shareholder Debt are simultaneously converted pursuant to the terms of such notes.

                  (e) Notwithstanding the provisions of SECTION 3.01(B), the Company may not exercise its right to exchange all of the outstanding principal amount of the Tranche A Notes for Parent Common Stock more than twice.

                  SECTION 3.02. EXCHANGE PROCEDURE. (a) If any Tranche A Noteholder desires to exchange any Tranche A Note for Parent Common Stock pursuant to SECTION 3.01(A) hereof, the holder of such Tranche A Note shall deliver an irrevocable written notice to the Company that the holder elects so to exchange such Tranche A Note in accordance with the terms of SECTION 3.01(A) hereof, and specifying the name or names (with address) in which a certificate or certificates for Parent Common Stock are to be issued.

                  (b) If the Company elects pursuant to SECTION 3.01(B) hereof to exchange the outstanding principal amount of the Tranche A Notes for Parent Common Stock, the Company shall, within 30 days after the Special Exchange Event with respect to which such election is made, send notice (or cause notice to be sent) by first class mail, postage prepaid, to each holder of record of the Tranche A Notes at such holder's address as specified pursuant to the Tranche A Note Agreement. Each such notice of exchange shall specify the date such exchange was effected, the Exchange Price, the Exchange Rate (as defined in SECTION 3.03), and that on and after such exchange date, interest will cease to accrue on such outstanding principal amount of the Tranche A Notes being so exchanged.

                  (c) The Company will, as soon as practicable after such written notice specified in SECTION 3.02(A) or (B) hereof and compliance with any other conditions herein contained, deliver or cause to be delivered, to the holder of record of each Tranche A Note to be exchanged, certificates for the number of full shares of Parent Common Stock to which such Person shall be entitled upon exchange as aforesaid and a cash adjustment for any fraction of a share of Parent Common Stock as provided in SECTION 3.04. In the case of an exchange of a Tranche A Note pursuant to SECTION 3.01(A) hereof, such exchange shall be deemed to have been made as of the date of the written notice delivered pursuant to SECTION 3.02(A) hereof, and the Person entitled to receive the Parent Common Stock deliverable upon exchange of such Tranche A Note shall be treated for all purposes as the record holder of such Parent Common Stock on and after such date of notice.

                  (d) Upon the exchange of all or a portion of the outstanding principal amount of a Tranche A Note for common stock of Parent in accordance with this Agreement, the amount of the outstanding principal of such Tranche A Note and
                                                              Exhibit C - Page 4

the Tranche A Commitment of the holder of such Tranche A Note shall each be automatically reduced by the principal amount of such Tranche A Note so exchanged.

                  SECTION 3.03. ADJUSTMENTS. The Exchange Price and the number of shares of Parent Common Stock and the number or amount of any other securities and property as hereinafter provided into which a Tranche A Note is exchangeable (the "EXCHANGE RATE") shall be subject to adjustment from time to time effective upon each occurrence of any of the following events. As used in this Section 3.03 the term "SHARES" means, collectively, (i) the shares of Parent Common Stock issuable upon exchange of the Tranche A Notes and (ii) any securities exchangeable for or issuable with respect to, the shares included in clause (i) of this definition. In case by reason of the operation of this
SECTION 3.03 the Tranche A Notes shall be exchangeable for any other shares of stock or other securities or property of Parent or of any other corporation, any reference herein to the exchange of the Tranche A Notes shall be deemed to refer to and include the exchange of the Tranche A Notes for such other shares of stock or other securities or property.

                  (a) If Parent shall declare or pay any dividend with respect to Parent Common Stock payable in Parent Common Stock, subdivide the outstanding shares of Parent Common Stock into a greater number of shares of Parent Common Stock, or reduce the number of shares of Parent Common Stock outstanding (by stock split, reverse stock split, reclassification or otherwise than by repurchase of its Parent Common Stock) (any of such events being hereinafter called a "STOCK SPLIT"), the Exchange Price and number of shares of Parent Common Stock issuable upon exchange of any Tranche A Note shall be appropriately adjusted so as to entitle the holder thereof to receive upon exchange of its Tranche A Note, for the same aggregate consideration provided herein, the same number of shares of Parent Common Stock (plus cash in lieu of fractional shares) as the holder would have received as a result of such Stock Split had such holder exchanged such Tranche A Note in full immediately prior to such Stock Split.

                  (b) If Parent shall merge or consolidate with or into one or more corporations or partnerships and Parent is the sole surviving corporation, or Parent shall adopt a plan of recapitalization or reorganization in which shares of Parent Common Stock are exchanged for or changed into another class of stock or other security or property of Parent, the holder of a Tranche A Note, for the same aggregate consideration provided herein, shall be entitled upon exchange of such Tranche A Note to receive in lieu of the number of shares of Parent Common Stock for which such Tranche A Note would otherwise be exchangeable, the number of shares of Parent Common Stock or other securities (plus cash in lieu of fractional shares) or property to which such holder would have been entitled pursuant to the terms of the agreement or plan of merger, consolidation, recapitalization or reorganization had such holder exchanged such Tranche A Note in full immediately prior to such merger, consolidation, recapitalization or reorganization.

                  (c) If Parent is merged or consolidated with or into one or more corporations or partnerships under circumstances in which Parent is not the sole surviving corporation, or if Parent sells or otherwise disposes of substantially all its assets, and in connection with any such merger, consolidation or sale the holders of Parent Common Stock receive stock or other securities convertible into equity of the surviving or acquiring corporations or entities, or other securities or property, after the effective date of such merger, consolidation or sale, as the case may be, the holder of a Tranche A Note shall, for the same aggregate consideration provided herein, be entitled upon exchange of the Tranche A Note to receive, in lieu of shares of Parent Common Stock for which such Tranche A Note would otherwise be exchangeable, shares of such stock or other securities (plus cash in lieu of fractional shares) or property as the holder of such Tranche A Note would have received pursuant to the terms of the merger, consolidation or sale had such holder exchanged such Tranche A Note in full immediately prior to such merger, consolidation or sale. In the event of any consolidation, merger or sale as described in this SECTION 3.03(C), provision shall be made in connection therewith for the surviving or acquiring corporations or partnerships to assume all obligations and duties of Parent hereunder.

                  (d) If Parent shall declare or pay any dividend, or make any distribution, with respect to its Parent Common Stock that is payable in preferred stock or other securities, cash, assets or rights to subscribe for or purchase any security of Parent other than Parent Common Stock, or that is payable in debt securities of Parent convertible into Parent Common Stock, preferred stock or other equity securities of Parent, the holder of a Tranche A Note shall, for the same aggregate consideration provided herein, be entitled to receive upon exchange of such Tranche A Note in lieu of the shares of Parent Common Stock for which such Tranche A Note would otherwise be exchangeable, the same amount of Parent Common Stock, preferred stock and other securities, cash, assets or rights to subscribe for or purchase any security (plus cash in lieu of fractional shares) as the holder would have received had the holder exchanged such Tranche A Note in full immediately prior to any such dividend or distribution being made.
                                                              Exhibit C - Page 5

                  (e) If Parent (other than in connection with a sale described in SECTION 3.03(C)) proposes to liquidate and dissolve, Parent shall give notice thereof as provided in SECTION 3.05(E) hereof and shall permit the holder of a Tranche A Note to exchange any unexchanged portion thereof at any time, if such holder should elect to do so, and participate as a stockholder of Parent in connection with such dissolution.

                  (f) If the Exchange Price shall fall below the par value of the Parent Common Stock, Parent agrees to use commercially reasonable efforts to appropriately adjust the par value of the Parent Common Stock to an amount less than or equal to the Exchange Price.

                  (g) In order to protect each holder of a Tranche A Note against the dilution of its interest in Parent, if and whenever on or after the date hereof Parent issues or sells any Parent Common Stock (except any Permitted Issuance or any issuance pursuant to SECTION 3.03(A)) for a consideration per share which is less than the then Exchange Price (a "SPECIAL ISSUANCE"), then forthwith upon such issuance or sale the number of Shares (as defined in SECTION 3.03), as determined immediately prior to such Special Issuance, will be increased to equal the New Exchange Shares (as defined below), and the Exchange Price will be equal to the New Exchange Price, each as determined pursuant to the following formulas:

                           NES = S x ((OS + SI) / (OS + X))

                               NEP = (OEP x S) / NES
where:

                  S   =  the Shares (as defined in SECTION 3.03), as
                         determined immediately prior to such Special Issuance

                  OS  =  the number of shares of Parent Common Stock
                         outstanding immediately prior to such Special Issuance on a fully diluted basis without giving effect to such Special Issuance

                  NES = the number of Shares (as defined in SECTION 3.03) as determined immediately following the aggregate adjustment made by reason of this SECTION 3.03(G) ("NEW EXCHANGE SHARES")

                  SI  =  the number of shares of Parent Common Stock issued or sold (or deemed issued or sold) in such Special
                         Issuance

                  X   =  the number of shares of Parent Common Stock that the
                         aggregate cash consideration actually received by Parent for SI would purchase at OEP

                  NEP =  the "NEW EXCHANGE PRICE"

                  OEP = the Exchange Price in effect immediately prior to such Special Issuance

"PERMITTED ISSUANCES" means any and all issuances of shares of Parent Common Stock pursuant to (x) any stock option, stock purchase or other employee or director benefit plan of Parent and (y) any warrant or other right to purchase Parent Common Stock, in each case existing as of the date hereof and specifically disclosed on SCHEDULE 3.03 attached hereto.

                  (h) Whenever the Exchange Rate or the Exchange Price is adjusted as provided in any provision of this SECTION 3.03:

                  (i) the Company shall compute the adjusted Exchange Rate and Exchange Price, as applicable, in accordance with this SECTION
                  3.03 and shall prepare a certificate signed by the Senior Financial Officer of the Company setting forth the adjusted Exchange Rate and Exchange Price, as applicable, and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Company or its designee; and

                  (ii) a notice stating that the Exchange Rate and the Exchange Price, as applicable, has been adjusted and setting forth the adjusted Exchange Rate and the Exchange Price, as applicable, shall forthwith be required,

                                                              Exhibit C - Page 6

                  and as soon as practicable after it is prepared, such notice shall be mailed by the Company to the holder of record of each Tranche A Note at such holder's address specified pursuant to the Tranche A Note Agreement.

                  (i) If at any time, as a result of any adjustment to the Exchange Rate made pursuant to this SECTION 3.03, the holder of any Tranche A Note thereafter surrendered for exchange shall become entitled to receive any shares of Parent other than shares of Parent Common Stock or to receive any other securities, the number of such other shares or securities so receivable upon exchange of such Tranche A Note shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this SECTION 3.03 with respect to the Parent Common Stock.

                  (j) All of the events requiring adjustments pursuant to this
SECTION 3.03 are subject to such prohibitions, limitations, restrictions and other provisions as set forth in the Transaction Documents, as may be amended from time to time.

                  SECTION 3.04. CASH IN LIEU OF FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares of Parent Common Stock shall be issued upon the exchange of any Tranche A Note. Instead of any fractional share of Parent Common Stock that would otherwise be issuable upon exchange of a Tranche A Note, the Company will pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the market price per share of Parent Common Stock (as determined by the Board of Directors of the Company or in any manner prescribed by the Board of Directors of the Company, which shall be the last reported sale price of the Parent Common Stock on the principal securities exchange or trading market on which the Parent Common Stock is then traded) at the close of business on the business day prior to the day of surrender of shares for exchange or, in the case of an exchange effected pursuant to SECTION 3.01(B) hereof, the business day prior to the effective date of such exchange.

                  SECTION 3.05. ADDITIONAL PARENT OBLIGATIONS. (a) Parent shall at all times reserve and keep available, out of its authorized and unissued stock, solely for the purpose of effecting the exchange of the Tranche A Notes, such number of shares of Parent Common Stock free of preemptive rights as shall from time to time be sufficient to effect the exchange of all Tranche A Notes from time to time outstanding. Parent shall from time to time, in accordance with the laws of the State of Nevada, increase the authorized number of shares of Parent Common Stock if at any time the number of shares of Parent Common Stock authorized but unissued shall not be sufficient to permit the exchange of all the then outstanding Tranche A Notes into Parent Common Stock at the Exchange Rate then in effect.

                  (b) If any shares of Parent Common Stock required to be reserved for purposes of exchange of the Tranche A Notes require registration with or approval of any governmental authority under any federal or state law before such shares may be issued upon exchange, Parent will in good faith and as expeditiously as possible endeavor to cause such shares to be duly registered or approved, as the case may be. If the Parent Common Stock is then traded on any national securities exchange or trading market, Parent will, if permitted by the rules of such exchange or trading market, list and keep listed on such exchange or approved for trading on such trading market, subject to official notice of issuance, all shares of Parent Common Stock issuable upon exchange of the Tranche A Notes.

                  (c) The Company will pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Parent Common Stock on exchange of a Tranche A Note. The Company shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Parent Common Stock (or other securities or assets) in any name or names other than that in which such Tranche A Note was registered, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company or its designee the amount of such tax or has represented, to the reasonable satisfaction of the Company, that such tax has been paid.

                  (d) Before taking any action that would cause an adjustment increasing the Exchange Rate, such that the effective Exchange Price would be below the then par or stated value of the Parent Common Stock, the Company and Parent will take such corporate action as may, in the opinion of counsel to the Company and counsel to Parent, be necessary in order that Parent may validly and legally issue fully paid and non-assessable shares of Parent Common Stock at the Exchange Rate as so adjusted.

                  (e)In case Parent proposes, to the extent then permitted by the Transaction Documents,
                                                              Exhibit C - Page 7

                  (i) to pay any stock dividend upon the Parent Common Stock or make any distribution (other than ordinary cash dividends payable out of earnings) or offer any subscription or other rights to the holders of Parent Common Stock, or

                  (ii) to effect any capital reorganization or reclassification of capital stock of Parent, or

                  (iii) to effect the consolidation, merger, sale of all or substantially all of the assets, liquidation, dissolution or winding up of Parent, or

                  (iv) to take any other action that would result in any adjustment pursuant to SECTION 3.03 in the number of Shares or the Exchange Price,

then the Company shall cause notice of any such intended action to be given to each holder of the Tranche A Notes not less than 30 nor more than 60 days prior to the date on which the transfer books of Parent shall close or a record be taken for such dividend or distribution, or the date when such capital reorganization, reclassification, consolidation, merger, sale, liquidation, dissolution or winding up shall be effected, or the date of such other event, as the case may be.

                  SECTION 3.06. EXCHANGE RATE INCREASE. (a) The Company from time to time may increase the Exchange Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Exchange Rate is so increased, the Company shall mail to holders of record of the Tranche A Notes a notice of the increase at least 15 days before the date the increased Exchange Rate takes effect, and such notice shall state the increased Exchange Rate and the period it will be in effect.

                  (b) The Company may make such increases in the Exchange Rate, in addition to those required or allowed by this Article III, as shall be determined by it, as evidenced by a resolution of the Company's Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Parent Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT

                  Parent represents and warrants to the Noteholders that:

                  SECTION 4.01. ORGANIZATION; POWER AND AUTHORITY. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform the provisions hereof and thereof.

                  SECTION 4.02. AUTHORIZATION, ETC. This Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of Parent, and this Agreement constitutes, and upon execution and delivery thereof each other Transaction Document to which it is a party will constitute, a legal, valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                  SECTION 4.03. COMPLIANCE WITH LAWS, OTHER INSTRUMENTS, ETC. The execution, delivery and performance by Parent of this Agreement and the other Transaction Documents to which it is a party will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of Parent or any of its Subsidiaries under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which Parent or any of its Subsidiaries is bound or by which Parent or any of its

                                                              Exhibit C - Page 8

Subsidiaries or any of their respective properties may be bound or affected (except for Liens created under the Transaction Documents) the consequence of which would have a Material Adverse Effect on Parent or any of its Subsidiaries,
(b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority in respect of a proceeding to which Parent or any of its Subsidiaries is a party or (c) to the knowledge of Parent, violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to Parent or any of its Subsidiaries.

                  SECTION 4.04. GOVERNMENTAL AUTHORIZATIONS, ETC. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by Parent of this Agreement or the other Transaction Documents to which it is a party that has not been obtained.

                  SECTION 4.05. SUBSIDIARIES. SCHEDULE 4.05 contains complete and correct lists of Parent's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by Parent and each other Subsidiary. No Subsidiary is a party to, or is otherwise subject to any legal restriction or any agreement (other than the Note Agreement, this Agreement and customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to Parent or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

                  SECTION 4.06. FINANCIAL STATEMENTS. The consolidated balance sheet of Parent and its Subsidiaries as at December 31, 1995, and the related consolidated statements of income, retained earnings and cash flows for the 12-month period then ended, copies of which Parent has delivered to each Noteholder, fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of such date and the consolidated results of their operations and cash flows for such period and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

                  SECTION 4.07. DISCLOSURE. This Agreement, the documents, certificates or other writings delivered to the Noteholders by or on behalf of Parent in connection with the transactions contemplated hereby and the financial statements referred to in SECTION 4.06, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading. Since December 31, 1995, there has been no change in the financial condition, operations, business, properties or prospects of Parent or any of its Subsidiaries except changes that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries. There is no fact known to Parent that would reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries that has not been set forth herein or in the other documents, certificates and other writings (including the financial statements referred to in SECTION 4.06) delivered to the Noteholders by or on behalf of Parent specifically for use in connection with the transactions contemplated hereby.

                  SECTION 4.08. LITIGATION. Except as disclosed in SCHEDULE 4.08, there are no actions, suits or proceedings pending of which Parent has received notice, or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any property of Parent or any of its Subsidiaries in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.

                  SECTION 4.09. OBSERVANCE OF AGREEMENTS, STATUTES AND ORDERS. Neither Parent nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority arising out of any proceeding to which it is a party or of which it has notice or in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.

                  SECTION 4.10. TAXES. Parent and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by
                                                              Exhibit C - Page 9

appropriate proceedings and with respect to which Parent or any of its Subsidiaries, as the case may be, has established adequate reserves in accordance with GAAP. Parent knows of no basis for any other tax or assessment that, if imposed, would reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries. The charges, accruals and reserves on the books of Parent and its Subsidiaries in respect of Federal, state or other taxes for all fiscal periods are adequate in all respects. The Federal income tax liabilities of Parent and its Subsidiaries have been determined by the Internal Revenue Service and paid for all fiscal years up to and including the fiscal year ended December 31, 1995.

                  SECTION 4.11. TITLE TO PROPERTY. Parent and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in SECTION 4.06 or purported to have been acquired by Parent or any Subsidiary after said date, in each case free and clear of Liens other than Permitted Liens.

                  SECTION 4.12. LICENSES, PERMITS, ETC. Parent and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others. To the best knowledge of Parent, (a) no product of Parent infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and (b) there is no Material violation by any Person of any right of Parent or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by Parent or any of its Subsidiaries.

                  SECTION 4.13.   COMPLIANCE WITH ERISA.

                  (a) Parent and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Parent. Neither Parent nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by Parent or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of Parent or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

                  (b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "BENEFIT LIABILITIES" has the meaning specified in section 4001 of ERISA and the terms "CURRENT VALUE" and "PRESENT VALUE" have the meaning specified in section 3 of ERISA.

                  (c) Parent and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

                  (d) The expected post-retirement benefit obligation (determined as of the last day of Parent's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B or the Code) of Parent and its Subsidiaries is not Material.

                  SECTION 4.14. STATUS UNDER CERTAIN STATUTES. Neither Parent nor any of its Subsidiaries is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended, or the Federal Power Act, as amended.

                  SECTION 4.15. CAPITALIZATION. The authorized capital stock of Parent consists solely of 50,000,000 shares of $.01 par common stock, of which 4,157,073 shares are issued and outstanding and 10,000,000 shares of $.01 par Series A preferred stock, of which 23,000 shares are issued and outstanding.

                                                             Exhibit C - Page 10

                  SECTION 4.16. ENVIRONMENTAL MATTERS. Neither Parent nor any of its Subsidiaries has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted of which Parent has notice raising any claim against Parent or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as would not reasonably be expected to result in a Material Adverse Effect on Parent or any of its Subsidiaries. Except as otherwise disclosed to the Noteholders in writing, (a) neither Parent nor any of its Subsidiaries has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as would not reasonably be expected to result in a Material Adverse Effect on Parent or any of its Subsidiaries; (b) neither Parent nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that would reasonably be expected to result in a Material Adverse Effect on Parent or any of its Subsidiaries; and (c) all buildings on all real properties now owned, leased or operated by Parent or any of its Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply would not reasonably be expected to result in a Material Adverse Effect on Parent or any of its Subsidiaries.
                                    ARTICLE V
                            INFORMATION AS TO PARENT

                  SECTION 5.01. FINANCIAL AND BUSINESS INFORMATION. Parent shall deliver to each of the Noteholders:

                  (a) Within 45 days after the end of each quarterly fiscal period in each fiscal year of Parent, copies of (i) a consolidated balance sheet of Parent and its Subsidiaries as at the end of such quarter, and (ii) consolidated statements of income, changes in shareholders' equity and cash flows of Parent and its Subsidiaries, for such quarter and for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer of Parent as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments.

                  (b) Within 90 days after the end of each fiscal year of Parent, copies of (i) a consolidated balance sheet of Parent and its Subsidiaries, as at the end of such year, and (ii) consolidated statements of income, changes in shareholders' equity and cash flows of Parent and its Subsidiaries, for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by (A) an opinion thereon of independent certified public accountants of recognized national standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances, and (B) a certificate of such accountants stating that they have reviewed this Agreement and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a Default or an Event of Default, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof.

                  (c) Within 20 days after the end of each calendar month, copies of (i) a consolidated balance sheet of Parent and its Subsidiaries as at the end of such month, and (ii) consolidated statements of income, changes in shareholders' equity and cash flows of Parent and its Subsidiaries, for such month and for the portion of the fiscal year ending with such month, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to monthly financial statements generally, and certified by a Senior Financial Officer of Parent as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments.

                  (d) Promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by Parent or any Subsidiary to public securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments

                                                             Exhibit C - Page 11

thereto filed by Parent or any Subsidiary with the Securities and Exchange Commission and of all press releases and other statements made available generally by Parent or any Subsidiary to the public concerning developments that are Material.

                  (e) Promptly, and in any event within five Business Days after a Responsible Officer of Parent becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in SECTION 11.01, a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto.

                  (f) Promptly, and in any event within five Business Days after a Responsible Officer of Parent becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that Parent or an ERISA Affiliate proposes to take with respect thereto: (i) with respect to any Plan, any reportable event, as defined in section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or (ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by Parent or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or
(iii) any event, transaction or condition that could result in the incurrence of any liability by Parent or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of Parent or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to be Material as to Parent.

                  (g) Promptly, and in any event within five Business Days of receipt thereof, copies of any notice to Parent or any Subsidiary from any Federal or state Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

                  (h) Promptly, and in any event within five Business Days after a Responsible Officer of Parent becoming aware thereof, any event which would reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.

                  (i) With reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of Parent or any of its Subsidiaries or relating to the ability of Parent to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any of Noteholder.

                  SECTION 5.02. OFFICER'S CERTIFICATE. Each set of financial statements delivered to a holder of Notes pursuant to SECTION 5.01(A), SECTION 5.01(B) or SECTION 5.01(C) shall be accompanied by a certificate of a Senior Financial Officer of Parent setting forth: (a) the information (including detailed calculations) required in order to establish whether Parent was in compliance with the requirements of SECTION 7.03 hereof during the monthly, quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and (b) a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of Parent and its Subsidiaries from the beginning of the monthly, quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of Parent or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action Parent shall have taken or proposes to take with respect thereto.

                  SECTION 5.03. INSPECTION. Parent shall permit the representatives of each Noteholder, at the expense of Parent, upon reasonable prior notice to Parent and during normal business hours, to visit and inspect any of the offices or properties of Parent or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision Parent authorizes said accountants to discuss the affairs, finances and accounts of Parent and its Subsidiaries), all at such times and as often as may be requested.
                                                             Exhibit C - Page 12

                                   ARTICLE VI
                              AFFIRMATIVE COVENANTS

                  Parent covenants that so long as any of the Commitments remain in effect or any of the Notes are outstanding:

                  SECTION 6.01. COMPLIANCE WITH LAW; CONTRACTS. Parent will, and will cause each of its Subsidiaries to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries. Parent will, and will cause each of its Subsidiaries to, comply with, and perform their respective obligations under, each contract or agreement to which each is a party, unless, in the good faith judgment of Parent, the failure to so comply or perform would not reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.

                  SECTION 6.02. MAINTENANCE OF PROPERTIES. Parent will, and will cause each of its Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times.

                  SECTION 6.03. PAYMENT OF TAXES AND CLAIMS. Parent will, and will cause each of its Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of Parent or any of its Subsidiaries, provided that neither Parent nor any of its Subsidiaries need pay any such tax or assessment or claims if (i) the amount, applicability or validity thereof is contested by Parent or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and Parent or such Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of Parent or such Subsidiary or (ii) the nonpayment of all such taxes and assessments in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.

                  SECTION 6.04. CORPORATE EXISTENCE, ETC. Parent will at all times preserve and keep in full force and effect its corporate existence. Parent will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries and all rights and franchises of Parent and its Subsidiaries unless, in the good faith judgment of Parent, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.
                                   ARTICLE VII
                               NEGATIVE COVENANTS

                  Parent covenants that so long as any of the Commitments remain in effect or any of the Notes are outstanding:

                  SECTION 7.01. RESTRICTIONS ON INDEBTEDNESS. Parent will not, and will not permit any of its Subsidiaries to, create, incur, assume, Guaranty or permit to exist any Indebtedness, except:

                  (a) the Notes;

                  (b) the Bridge Shareholder Debt; and

                  (c) the New Shareholder Debt.

                  SECTION 7.02. RESTRICTIONS ON LIENS. Parent will not, and will not permit any of its Subsidiaries to, create, incur, assume, or permit to exist any Lien with respect to any asset now owned or hereafter acquired, except Permitted Liens.
                                                             Exhibit C - Page 13

                  SECTION 7.03. FINANCIAL COVENANTS. Parent will not permit its Current Assets at any time, to be less than the sum of (a) its Current Liabilities as at such date, MINUS (b) any portion of such Current Liabilities consisting of amounts owing on the Notes.

                  SECTION 7.04. RESTRICTED DISBURSEMENTS. Parent will not, and will not permit any of its Subsidiaries, directly or indirectly, make any Restricted Disbursements except:

                  (a) Permitted Investments;

                  (b) so long as no Default or Event of Default has occurred and is continuing, Permitted Preferred Stock Dividends; and

                  (c) Restricted Disbursements by the Company that are permitted under SECTION 10.04 of the Note Agreement.

                  SECTION 7.05. MERGER, CONSOLIDATION, ETC. Parent will not, and will not permit any of its Subsidiaries to, consolidate with or merge with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person.

                  SECTION 7.06. RESTRICTIONS ON ASSET SALES. Parent will not, and will not permit any of its Subsidiaries to, sell, transfer, assign, convey or otherwise dispose of an interest in any asset now owned or hereafter acquired, except for the sale of Hydrocarbon production in the ordinary course of business by the Company.

                  SECTION 7.07. TRANSACTIONS WITH AFFILIATES. Parent will not, and will not permit any of its Subsidiaries to, enter into directly or indirectly any Material transaction or Material group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than Parent or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of Parent's or such Subsidiary's business and upon fair and reasonable terms no less favorable to Parent or such Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

                  SECTION 7.08. CHANGE IN BUSINESS. Parent will not, and will not permit any of its Subsidiaries to, directly or indirectly engage to a material extent in any business other than those in which each such Person is presently engaged or that are directly related thereto, or discontinue any of its existing lines of business or substantially alter such Person's method of doing business.

                  SECTION 7.09. SHAREHOLDER DEBT. Parent will not amend the terms of the Shareholder Debt Restructure Documents without the prior written consent of the Noteholders. The Parent will not, and will not permit any Subsidiary to, directly or indirectly, make any payment of principal or interest on the Bridge Shareholder Debt or the New Shareholder Debt, except for Permitted Shareholder Debt Payments made by Parent; provided, however, that Parent will not make any such Permitted Shareholder Debt Payments, if a Default or Event of Default has occurred and is continuing.

                                  ARTICLE VIII
                                  MISCELLANEOUS

                  SECTION 8.01. TRANSACTION EXPENSES. Whether or not the transactions contemplated hereby are consummated, Parent will pay all reasonable costs and expenses (including reasonable attorneys' fees of a special counsel and any local or other counsel) incurred by the Noteholders or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement or the other Transaction Documents (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the reasonable costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the other Transaction Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the other Transaction Documents, or by reason of being a holder of any Note, (b) the reasonable costs and expenses of negotiation, preparation and execution of this Agreement and the other Transaction Documents, and (c) the reasonable costs and expenses, including reasonable financial advisors' fees, incurred in connection with the insolvency or bankruptcy of Parent or any Subsidiary or in connection with any proposed or finalized work-out or restructuring

                                                             Exhibit C - Page 14

of the transactions contemplated hereby and by the Notes. Parent will pay, and will save the Noteholders and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by the Noteholders). The obligations of Parent under this SECTION 8.01 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the other Transaction Documents, and the termination of this Agreement.

                  SECTION 8.02. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the other Transaction Documents, the purchase or transfer by the Noteholders of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of the Noteholders or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of Parent pursuant to this Agreement shall be deemed representations and warranties of Parent under this Agreement.

                  SECTION 8.03. AMENDMENT AND WAIVER. This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of the Required Holders, except that no amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, release Parent from its obligations hereunder. Any amendment or waiver consented to as provided in this SECTION 8.03 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon Parent and the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant or agreement not expressly amended or waived or impair any right consequent thereon. No course of dealing between Parent or the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note.

                  SECTION 8.04. NOTICES. All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent: (i) if to a Noteholder, to its address specified for such communications in Schedule A to the Note Agreement, or at such other address as it shall have specified to Parent in writing, (ii) if to Parent, to Parent at 1600 Smith Street, Suite 4000, Houston, Texas 77002, Telecopy No.: 713-652-9601, or at such other address as Parent shall have specified to the holder of each Note in writing. Notices under this SECTION 8.04 will be deemed given only when actually received.

                  SECTION 8.05. LIMITATION ON INTEREST. Each provision in this Agreement and each other Transaction Document is expressly limited so that in no event whatsoever shall the amount paid, or otherwise agreed to be paid, by Parent for the use, forbearance or detention of the money to be loaned to the Company under the Notes or any other Transaction Document or otherwise (including any sums paid as required by any covenant or obligation contained herein or in any other Transaction Document which is for the use, forbearance or detention of such money), exceed that amount of money which would cause the effective rate of interest thereon to exceed the Highest Lawful Rate, and all amounts owed under this Agreement and each other Transaction Document shall be held to be subject to reduction to the effect that such amounts so paid or agreed to be paid which are for the use, forbearance or detention of money under this Agreement or such Transaction Document shall in no event exceed that amount of money which would cause the effective rate of interest thereon to exceed the Highest Lawful Rate.

                  SECTION 8.06. SUCCESSORS AND ASSIGNS. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

                  SECTION 8.07. SEVERABILITY. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

                  SECTION 8.08. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.
                                                             Exhibit C - Page 15

                  SECTION 8.09. FINAL AGREEMENT OF THE PARTIES. THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

                  SECTION 8.10. JURY WAIVER. PARENT, THE COMPANY AND THE NOTEHOLDERS HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                  SECTION 8.11. CHOICE OF FORUM. PARENT, THE COMPANY AND THE NOTEHOLDERS AGREE THAT ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE BROUGHT IN THE FEDERAL OR STATE COURTS OF HARRIS COUNTY, TEXAS, OTHER THAN LEGAL PROCEEDINGS INSTITUTED BY THE NOTEHOLDERS WITH RESPECT TO THEIR RIGHTS AND REMEDIES UNDER THE SECURITY DOCUMENTS, WHICH PROCEEDINGS MAY BE BROUGHT IN THE FEDERAL OR STATE COURTS OF HARRIS COUNTY, TEXAS OR THE COURTS OF ANY OTHER JURISDICTION DEEMED APPROPRIATE BY THE NOTEHOLDERS TO ENFORCE THEIR RIGHTS AND REMEDIES UNDER THE SECURITY DOCUMENTS.

                  SECTION 8.12. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

                  IN WITNESS WHEREOF, Parent, the Company and the Noteholders have caused this Agreement to be executed by their respective representatives thereunto duly authorized effective as of the date first above written.


                                            TEXOIL, INC.


                                            By:      /S/  RUBEN MEDRANO
                                            Name:    Ruben Medrano
                                            Title:   President


                                            TEXOIL COMPANY


                                            By:      /S/ RUBEN MEDRANO
                                            Name:    Ruben Medrano
                                            Title:   President
                                                             Exhibit C - Page 16

                                            RIMCO PARTNERS, L.P.
                                            RIMCO PARTNERS, L.P. II,
                                            RIMCO PARTNERS, L.P. III, AND
                                            RIMCO PARTNERS, L.P. IV

                                            By:      RESOURCE INVESTORS
                                                     MANAGEMENT COMPANY LIMITED
                                                     PARTNERSHIP, their general
                                                     partner

                                            By:      RIMCO ASSOCIATES, INC.,
                                                     its general partner

                                            By:      /S/  GARY MILAVEC
                                            Name:    Gary Milavec
                                            Title:   Vice President
                                                             Exhibit C - Page 17
                                  SCHEDULE 3.03

                             CAPITALIZATION SCHEDULE
                               AS OF JULY 31, 1996

                                                                                             COMMON
                                                                                             SHARES               PROCEEDS
                                                                       EXPIRATION             AFTER                  TO
NUMBER                                  CLASS                             DATE             CONVERSION              TEXOIL
- ------                                  -----                             ----             ----------              ------
4,058,648(1)         Common                                                                      4,058,648                    -0-

   98,423(2)         Employee Salary Compensation--'95 Plan                                         98,423                    -0-

   29,463(3)         Employee Salary Compensation--'96 Plan                                         29,463                    -0-

   23,000            Class "A" Preferred                                                           766,667                    -0-

  750,000            Class "A" Warrants ($3.50)                         05-26-99                   750,000             $2,625,000

  750,000            Class "B" Warrants ($4.50)                         05-26-99                   750,000              3,375,000

  300,000            Underwriter Warrants ($3.88)                       05-26-99                   300,000              1,162,500

  281,384            Options to J. Graves ($.45)                        12-31-99                   281,384                126,623

  281,384            Options to J. Richardson ($.45)                    12-31-99                   281,384                126,623

   20,000            Employee Options ($3.00) RM                                                    20,000                 60,000

    5,000            Option to Marc Countiss ($3.50)                    09-15-00                     5,000                 17,500

1,100,000            Convertible May 96 Notes ($.80)                                             1,375,000                    -0-

1,100,000            Convertible May 96 Note Warrants                   5 years                  1,100,000              1,441,000
                     ($1.31) - to be eliminated at Closing.

   50,000            Option to Bill Seagle ($1.56)                                                  50,000                 78,000

   30,000            Option to Ruben Medrano ($1.31)                                                30,000                 39,300

   20,000            Option to J. D. Hughes ($1.25) - to be                                         20,000                 25,000
                     issued upon Closing.

                              TOTAL FULLY DILUTED                                                9,915,969             $9,076,546
                                                                                                 =========             ==========

- --------
1.       Number accurate as of March 31, 1995 (see first quarter 1995 10-QSB)

2.       Includes shares issued from April 1995 through February 1996

3.       Includes shares to be issued from March 1996 through July 1996

                                                             Exhibit C - Page 18
                                  SCHEDULE 4.05

                                  SUBSIDIARIES

    NAME                                          JURISDICTION OF INCORPORATION
Texoil Company                                             Tennessee
Texoil de Argentina, S.A.                                  Nevada


                                                             Exhibit C - Page 19
                                  SCHEDULE 4.08

                                   LITIGATION

                                      None
                                                             Exhibit C - Page 20

                                    EXHIBIT D

                               STOCK OWNERSHIP AND

                          REGISTRATION RIGHTS AGREEMENT

                                      AMONG

                                  TEXOIL, INC.,

                                 TEXOIL COMPANY

                                       AND

                              RIMCO PARTNERS, L.P.,
                            RIMCO PARTNERS, L.P. II,
                            RIMCO PARTNERS, L.P. III
                                       AND
                             RIMCO PARTNERS, L.P. IV

                                SEPTEMBER 6, 1996
                                                              Exhibit D - Page 1

                STOCK OWNERSHIP AND REGISTRATION RIGHTS AGREEMENT
                                      AMONG
                        TEXOIL, INC., TEXOIL COMPANY AND
                 RIMCO PARTNERS, L.P., RIMCO PARTNERS, L.P. II,
              RIMCO PARTNERS, L.P. III AND RIMCO PARTNERS, L.P. IV

                  THIS STOCK OWNERSHIP AND REGISTRATION RIGHTS AGREEMENT dated as of September 6, 1996, (this "Agreement") among TEXOIL, INC., a Nevada corporation ("Parent"), TEXOIL Company, a Tennessee corporation and wholly owned subsidiary of Parent (the "Company"), and RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV (collectively, the "RIMCO Holders," and together with their distributees, successors and assigns, the "Holders"), is effective for all purposes as of the date specified in
Article III hereof.

                              W I T N E S S E T H:

                  WHEREAS, pursuant to the terms and subject to the conditions of that certain Note Purchase Agreement (the "Note Purchase Agreement") dated as of even date herewith among Parent, the Company and the RIMCO Holders, the Company will issue and sell to the RIMCO Holders the Notes (the Tranche A Notes and Tranche B Notes); and

                  WHEREAS, the Tranche A Notes are exchangeable according to their terms and the terms of that certain Guaranty and Exchange Agreement dated as of even date herewith among Parent, the Company and the RIMCO Holders (the "Guaranty and Exchange Agreement") for shares of common stock of Parent, par value $.01 per share (the "Parent Common Stock"); and

                  WHEREAS, the execution and delivery of this Agreement is a condition precedent to the closing of the transactions contemplated by the Note Purchase Agreement;

                  NOW, THEREFORE, to induce the parties hereto to close the transactions contemplated by the Note Purchase Agreement (such closing referred to herein as the "Closing") and in consideration of the aforesaid and of the mutual representations, warranties and covenants contained herein and in the Note Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE I
                DEFINITIONS; PARENT AND COMPANY REPRESENTATIONS,
                            WARRANTIES AND COVENANTS

         SECTION 1.01. CERTAIN DEFINED TERMS. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Note Purchase Agreement and Annex A attached thereto. For purposes of this Agreement,

         "1933 ACT" means the Securities Act of 1933, as amended.

         "1934 ACT" means the Securities and Exchange Act of 1934, as amended.

         "AGREEMENT" has the meaning specified in the preamble.

         "BLUE SKY FILING" has the meaning specified in SECTION 2.09(A).

         "CLOSING" has the meaning specified in the recitals.

                                                              Exhibit D - Page 2

         "COMMISSION" means the Securities and Exchange Commission.

         "COMPANY" has the meaning specified in the preamble.

         "DEMAND REGISTRATIONS" has the meaning specified in SECTION 2.01(A).

         "GUARANTY AND EXCHANGE AGREEMENT" has the meaning specified in the recitals.

         "HOLDERS" has the meaning specified in the preamble.

         "NOTE PURCHASE AGREEMENT" has the meaning specified in the recitals.

         "NOTES" means the Tranche A Notes and the Tranche B Notes.

         "PARENT" has the meaning specified in the preamble.

         "PARENT COMMON STOCK" has the meaning specified in the recitals.

         "PERMITTED INTERRUPTION" has the meaning specified in SECTION 2.01(G).

         "PIGGYBACK REGISTRATION" has the meaning specified in SECTION 2.02(A).

         "REGISTRABLE SECURITIES" means the Shares and the Related Securities. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the 1933 Act and such securities shall have been disposed of in accordance with the plan of distribution set forth in such registration statement, (b) such securities shall have been distributed in accordance with Rule 144 under the 1933 Act or (c) such securities shall have been otherwise transferred, new certificates therefor not bearing a legend restricting further transfer shall have been delivered in exchange therefor by Parent and subsequent disposition of such securities shall not require registration or qualification under the 1933 Act or any similar state law then in force.

         "REGISTRATION EXPENSES" has the meaning specified in SECTION 2.07.

         "RELATED SECURITIES" means, collectively, other than the Shares, (i) any and all securities issued or issuable as a result of adjustments made under the Note Purchase Agreement, and in each case any and all securities otherwise exchanged therefor or distributed, issued or issuable with respect thereto and
(ii) any and all securities of Parent or any successor thereto or assignee thereof that are hereafter transferred, distributed, issued or issuable to the Holders.

         "RIMCO HOLDERS" has the meaning specified in the preamble.

         "SHAREHOLDER NOTEHOLDERS" means the holders of New Shareholder Debt, as defined in the Note Purchase Agreement.

         "SHARES" means, collectively, shares of Parent Common Stock issued or issuable upon exchange of the Tranche A Notes and all shares of Parent Common Stock exchanged therefor or distributed, issued or issuable with respect thereto.

         SECTION 1.02. UNDERTAKING TO FILE REPORTS AND COOPERATE IN RULE 144 TRANSACTIONS. For as long as any Holder shall continue to hold any Registrable Securities, Parent shall file, on a timely basis, all annual, quarterly and other reports required to be filed by it under Sections 13 and 15(d) of the 1934 Act and the rules and regulations promulgated by the Commission thereunder, as amended from time to time during the term of this Agreement. In the event of any proposed transfer of Registrable Securities other than pursuant to a sale or transfer registered under the 1933 Act, Parent shall cooperate with each Holder so as to enable such sales to be made in accordance with applicable laws, rules and regulations,

                                                              Exhibit D - Page 3

the requirements of Parent's transfer agents, and the reasonable requirements of the broker through which the sales are proposed to be executed, and shall, upon request and subject to applicable law, furnish unlegended certificates representing Shares and Related Securities in such numbers and denominations as any Holder shall reasonably require for delivery pursuant to such sales. The Holders will have all of the rights set forth in this Agreement to register the offering of the Registrable Securities notwithstanding any availability of Rule 144 under the 1933 Act with respect to the sale of all or part of the Registrable Securities.

         SECTION 1.03. ELECTION OF DIRECTOR TO BOARD OF DIRECTORS OF PARENT. (a) Subject to compliance with applicable law, immediately following the issuance of any of the Notes by the Company, the RIMCO Holders holding not less than a majority (in then market value) of the then outstanding Notes held by the RIMCO Holders, or any designee thereof, shall be entitled to designate one person to be a member of Parent's Board of Directors. Immediately following the issuance of any of the Notes, Parent shall commence and diligently pursue such action as is required under its charter and bylaws to increase the size of Parent's Board of Directors by one and will use its reasonable best efforts, subject to compliance with applicable law, to elect or cause to be elected to fill the vacancy so created the person designated by the RIMCO Holders or their designee, so long as (i) any of the Notes (or any securities exchanged therefor) are outstanding or (ii) the RIMCO Holders, together with their Affiliates, own an aggregate of 5% or more of the Parent Common Stock, however acquired (or a then comparable proportion of the equity securities of Parent entitled to vote for the election of directors). In the event of any resignation, removal, death or other termination of the director so designated by the RIMCO Holders or their designee, or the failure of the stockholders of Parent for any reason to elect such designee or to reelect such director, the RIMCO Holders holding not less than a majority (in then market value) of the then outstanding Notes and Registrable Securities held by the RIMCO Holders, or any designee thereof, shall be entitled to designate one person to serve on Parent's Board of Directors in place of such previously designated person, and Parent will use its reasonable best efforts, subject to compliance with applicable law, to elect or cause to be elected to the Board of Directors the person so designated by the RIMCO Holders or their designee. The RIMCO Holders hereby undertake and agree that, not later than 15 days following written request from Parent, the RIMCO Holders or their designee shall furnish to Parent's Board of Directors such information with respect to such director designee as is required to comply with applicable law, rule or regulation, and with Items 401 and 404 of Regulation S-K or Regulation S-B or any successor regulation under the 1933 Act, if then applicable to Parent.

         (b) Subject to compliance with applicable law, immediately following any date on which the aggregate principal of the Notes outstanding shall exceed $5 million, the RIMCO Holders holding not less than a majority (in then market value) of the then outstanding Notes and Registrable Securities held by the RIMCO Holders, or any designee thereof, shall be entitled to designate a total of two persons to be members of Parent's Board of Directors. Immediately following the date on which the aggregate principal of the Notes outstanding shall exceed $5 million, Parent shall commence and diligently pursue such action as is required under its charter and bylaws to increase the size of Parent's Board of Directors by one and will use its reasonable best efforts, subject to compliance with applicable law, to elect or cause to be elected to fill the vacancy so created one additional person designated by the RIMCO Holders or their designee, which person shall be in addition to the person previously designated by the RIMCO Holders or their designee. So long as the aggregate principal amount of the Notes outstanding shall exceed $2.5 million, the RIMCO Holders or their designee shall be entitled to the benefits of this Section 1.03(b), which shall be applicable to each of the two directors provided for herein (a total of two directors). In the event of any resignation, removal, death or other termination of any director so designated by the RIMCO Holders or their designee, or the failure of the stockholders of Parent for any reason to elect such designee or to reelect such director, the RIMCO Holders holding not less than a majority (in then market value) of the then outstanding Notes and Registrable Securities held by the RIMCO Holders, or any designee thereof, shall be entitled to designate one person to serve on Parent's Board of Directors in place of each such previously designated person, and Parent will use its reasonable best efforts, subject to compliance with applicable law, to elect or cause to be elected to the Board of Directors each such person so designated by the RIMCO Holders or their designee (a total of two directors). The RIMCO Holders hereby undertake and agree that, not later than 15 days following written request from Parent, the RIMCO Holders or their designee shall furnish to Parent's Board of Directors such information with respect to each such director designee as is required to comply with applicable law, rule or regulation, and with Items 401 and 404 of Regulation S-K or Regulation S-B or any successor regulation under the 1933 Act, if then applicable to Parent.

         SECTION 1.04. SECTIONS 411 THROUGH 444 OF THE NEVADA GENERAL CORPORATION LAW. If at any time Parent shall be governed by Sections 411 through 444 of the Nevada General Corporation Law, Parent hereby covenants that it will use
                                                              Exhibit D - Page 4

its reasonable best efforts, subject to compliance with applicable law, to take all actions necessary under Nevada law, including, without limitation, the approval by the Board of Directors of Parent of the Transaction Documents and the consummation of the transactions contemplated thereby, to render the provisions of Sections 411 through 444 of the Nevada General Corporation Law inapplicable to the RIMCO Holders and their affiliates and to the transactions contemplated in the Transaction Documents, including, without limitation, the acquisition of shares of Parent Common Stock by the RIMCO Holders pursuant to the transactions contemplated by the Transaction Documents, as may be amended from time to time.

         SECTION 1.05. EXCHANGE LISTING. Parent shall as promptly as practicable prepare and file an application to list the Registrable Securities on each exchange or automated market on which comparable securities of Parent are then traded, including, without limitation, the Boston Stock Exchange (if applicable), effective as soon as practicable after the issuance of such Registrable Securities and shall use its reasonable best efforts to cause such application to be approved as promptly as practicable.

         SECTION 1.06. OTHER REGISTRATION RIGHTS. Parent hereby represents and warrants that there are no existing rights held by any Person to register the offering of any securities of Parent under the 1933 Act or any successor statute ("registration rights") other than (a) the rights granted in this Agreement, (b) the registration rights granted to the Shareholder Noteholders under that certain Stock Ownership and Registration Rights Agreement dated of even date herewith among Parent and the Shareholder Noteholders and (c) the registration rights granted under that certain Underwriters' Warrant Agreement dated June 8, 1994 among Parent and Toluca Pacific Securities Corporation, Tamaron Investments, Inc. and Grant Bettingen, Inc. Other than the existing registration rights described in the immediately preceding sentence, Parent will not grant any registration rights in favor of any Person with respect to any of Parent's securities without the prior written consent of the Holders.

                                   ARTICLE II
                               REGISTRATION RIGHTS

         SECTION 2.01. DEMAND REGISTRATIONS. (a) GENERAL. Upon the written request to Parent of Holders of not less than a majority (in then market value) of the then outstanding Registrable Securities, including not less than a majority (in then market value) of the then outstanding Registrable Securities held by the RIMCO Holders, to Parent that Parent effect the registration under the 1933 Act, such registration to occur at any time, of all or part of the Registrable Securities and specifying the intended method of disposition thereof, Parent will give prompt written notice of such request to all other Persons, if any, who have contractual rights to request that any of their shares be piggybacked onto any registration form proposed to be used to register the Registrable Securities requested by such Holders, and thereupon Parent will, subject to the provisions of this Agreement, use its reasonable best efforts to include in the registration under the 1933 Act all shares of Parent Common Stock that persons having contractual registration rights with respect to such shares have requested in writing that Parent register, PROVIDED such request is given to Parent within 20 days after the receipt of the aforesaid written notice by Parent (specifying the intended method of disposition of such Parent Common Stock), all to the extent requisite to permit the intended disposition of the Registrable Securities and shares of Parent Common Stock to be so registered. All registrations requested pursuant to this SECTION 2.01(A) are referred to herein as "Demand Registrations."

         (b) NUMBER OF DEMAND REGISTRATIONS. Subject to the provisions of
SECTION 2.01(A), the Holders shall be entitled to request one Demand Registration; provided, however, that in the event any Tranche A Notes are exchanged for Parent Common Stock pursuant to the provisions of Section 3.01(b) of the Guaranty and Exchange Agreement, the Holders shall be entitled to one additional Demand Registration with respect to any Tranche A Notes that are still outstanding following such exchange.

         (c) REGISTRATION OF OTHER SECURITIES. Whenever Parent shall effect a Demand Registration of Parent Common Stock pursuant to SECTION 2.01(A) in connection with an underwritten offering by the Holders, no securities other than shares of Parent Common Stock shall be included among the securities covered by such registration unless (i) the managing underwriter of such offering shall have advised Parent in writing that the inclusion of such other securities would not

                                                              Exhibit D - Page 5

adversely affect such offering or (ii) the Holders of Registrable Securities participating in such Demand Registration shall have consented in writing to the inclusion of such other securities.

         (d) REGISTRATION STATEMENT FORM. Demand Registrations shall be on such appropriate registration form of the Commission (excluding Form S-8 or Form S-4 (or any successor form)) (i) as shall be selected by Parent and shall be reasonably acceptable to the Holders and (ii) as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in the Holders' request for such registration, including, without limitation, a "shelf offering" or disposition pursuant to Rule 415 under the 1933 Act. Parent and the Holders agree to include in any such registration statement all information and exhibits that, in the opinion of counsel to the Holders or counsel to Parent, is required to be included therein.

         (e) EFFECTIVE REGISTRATION STATEMENT. A registration requested pursuant to SECTION 2.01(A) shall not be deemed to have been effected and will NOT be considered one of the Demand Registrations which may be requested pursuant to this Agreement if (i) a registration statement with respect thereto has not become effective or if the request for the Demand Registration is withdrawn prior to effectiveness or such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and has not thereafter become effective, (ii) after it has become effective, it does not remain effective for a period of at least 120 days or, in the case of a "shelf" registration or registration pursuant to Rule 415 under the 1933 Act, for a period of at least two years (unless the Registrable Securities registered thereunder have been sold or disposed of prior to the expiration of such 120-day period or such two-year period, as the case may be), (iii) the conditions to closing specified in any underwriting agreement entered into in connection with such registration are not satisfied or waived other than by reason of the failure or refusal of the Holders to satisfy or perform a condition to such closing or (iv) the Holders are not able to register and sell all of the Registrable Securities requested to be included in such Demand Registration, but only if such registration statement is for a "firm commitment underwriting" rather than for an "at the market sale" by the Holders. In any event, Parent shall pay all Registration Expenses in connection with any such registration initiated but not so effected.

         (f) PRIORITY ON DEMAND REGISTRATIONS. In the event that the managing underwriters of a requested Demand Registration advise Parent in writing that in their opinion the number of shares of Registrable Securities proposed to be included in any such registration exceeds the number of securities that can be sold in such offering, Parent shall include in such registration only the number of shares of Registrable Securities that in the opinion of such underwriters can be sold. If the number of Registrable Securities requested to be sold in a Demand Registration exceeds the number of shares of Registrable Securities that can be sold, Parent shall include in such Demand Registration (i) FIRST, the Registrable Securities requested to be included therein by the Holders, and (ii) SECOND, other securities requested to be included in such registration.

         (g) RESTRICTIONS ON DEMAND REGISTRATIONS. Parent shall not be obligated to effect any Demand Registration within 180 days after the effective date of a previous Demand Registration or a previous registration under which any Holder exercised piggyback rights pursuant to SECTION 2.02 hereof. Parent may postpone (such postponement referred to herein as a "Permitted Interruption") for a reasonable period of time (not to exceed 90 days, which may not thereafter be extended without approval by the Holders participating in such Demand Registration, which approval will not be unreasonably withheld) the filing or the effectiveness of a registration statement for a Demand Registration if, at the time it receives a request for such registration (i) Parent is engaged in any active program for repurchase of Parent Common Stock and furnishes to the Holders an Officer's Certificate to that effect, (ii) Parent is conducting or about to conduct an offering of Parent Common Stock or other securities and Parent is advised by the investment banker engaged by Parent to conduct the offering that such offering would be affected adversely by the registration so demanded and Parent furnishes to the Holders an Officer's Certificate to that effect, or (iii) the board of directors of Parent shall determine in good faith that such offering will interfere with a pending or contemplated financing, merger, acquisition, business combination, sale of assets, recapitalization or other similar corporate action of Parent and Parent furnishes to the Holders an Officer's Certificate to that effect. After such Permitted Interruption, Parent shall effect such registration as promptly as practicable without further request from the Holders unless such request has been withdrawn.

         (h) SELECTION OF UNDERWRITERS. The Holders shall have the right to select such investment bankers and managers as shall be reasonably acceptable to Parent to administer the offering of Registrable Securities for which a Demand

                                                              Exhibit D - Page 6

Registration is requested. The Holders shall, in their sole discretion, negotiate the terms of the underwriters' fees and expenses, the underwriting discount and commission and the transfer taxes.

         (i) PREEMPTION OF DEMAND REGISTRATION. Notwithstanding anything to the contrary contained herein, if at any time a Demand Registration has been requested pursuant to SECTION 2.01(A), Parent may elect to effect an underwritten primary registration on behalf of Parent if Parent's board of directors believes that such primary registration would be in the best interests of Parent or if the managing underwriter for the requested Demand Registration advises Parent in writing that in their opinion in order to sell the Registrable Securities subject to such Demand Registration Parent should include its own securities. Promptly after receiving a request for a Demand Registration, Parent shall notify the members of its board of directors (and the board of directors shall consider the issue within 30 days after receiving such request), and Parent shall meet with the managing underwriter and shall decide whether or not to effect an underwritten primary registration on behalf of Parent, and failure to convene such a meeting and make such determination within such 30-day period shall constitute a waiver by Parent of its right to preempt a Demand Registration under this SECTION 2.01(I). If Parent elects to effect a primary registration after receiving a request to effect a Demand Registration, Parent shall give prompt written notice (and in any event within 60 days after receiving a request for a Demand Registration) to each Holder requesting such Demand Registration of Parent's intention to effect such a primary registration and shall afford such Holder or Holders rights to Piggyback Registrations contained in SECTION 2.02 hereof. If Parent elects to effect a primary registration after receiving a request to effect a Demand Registration, such registration shall not count as one of the Demand Registrations of the Holders permitted under SECTION 2.01(B) hereof, unless all Registrable Securities requested to be included in the Demand Registration are included in such primary registration.

         SECTION 2.02. PIGGYBACK REGISTRATIONS. (a) GENERAL. Whenever Parent proposes to register any shares of Parent Common Stock or other equity securities under the 1933 Act (other than registrations solely for shares to be issued in connection with any employee benefit plan or a merger, consolidation or other business combination registered on Form S-4 (or any successor form thereto)) and the registration form to be used may be used for the registration of Shares or Related Securities, as the case may be (a "Piggyback Registration"), Parent shall give prompt written notice (in any event within 10 business days after its receipt of notice of any exercise of other registration rights) to each Holder of its intention to effect such a registration and shall use its reasonable best efforts to include in such registration all of the Registrable Securities with respect to which Parent receives from any Holder a written request for inclusion therein within 20 days after the receipt by the Holders of Parent's notice (five business days if Parent gives telephonic notice to the Holders, with written confirmation to follow immediately thereafter, stating that (i) such registration will be on Form S-3 (or any comparable or successor form or comparable form then applicable to small business issuers) and
(ii) such shorter period of time is required because of a planned filing date), which request shall specify the number of Registrable Securities requested to be included in such registration by such Holder. If Parent elects, prior to effectiveness, not to proceed with a primary registration of Parent Common Stock or other equity securities, it shall not be obligated to register any Registrable Securities pursuant to such registration unless such primary registration was initiated as provided in SECTION 2.01(I) after Parent received a request for Demand Registration.

         (b) PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of Parent and the managing underwriter of such offering advises Parent in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can reasonably be sold in such offering, then Parent shall include in such registration (i) FIRST, the securities that Parent proposes to sell,
(ii) SECOND, the Registrable Securities and other securities requested to be included therein by one or more Holders or Shareholder Noteholders, on a PRO RATA basis according to the number of securities originally requested to be included by each Holder and Shareholder Noteholder and (iii) THIRD, securities requested to be included therein by any other persons having registration rights with respect to securities of Parent. If the managing underwriter of such offering subsequently advises Parent in writing that the number of securities that can be sold exceeds the number of securities included in the offering, Parent shall include in the registration (i) FIRST, the securities that Parent proposes to sell, (ii) SECOND, such additional securities that one or more Holders or Shareholder Noteholders had originally requested be included in the registration, on a PRO RATA basis according to the number of securities originally requested to be included by each Holder and Shareholder Noteholder and (iii) THIRD, securities requested to be included therein by any other persons having registration rights with respect to securities of Parent.


                                                              Exhibit D - Page 7

         (c) PRIORITY ON SECONDARY REGISTRATIONS. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of Parent's securities other than the Holders and the managing underwriter of such offering advises Parent in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can reasonably be sold in such offering, then Parent shall include in such registration (i) FIRST, if such registration is being made on behalf of other stockholders of Parent exercising demand registration rights, then the securities so requested to be included therein in accordance with such demand registration rights, (ii) SECOND, the Registrable Securities and other securities requested to be included in such registration by one or more Holders or Shareholder Noteholders on a PRO RATA basis according to the number of securities originally requested to be included by each Holder and Shareholder Noteholder, and (iii) THIRD, securities requested to be included therein by any other persons having registration rights with respect to securities of Parent. If the managing underwriter of such offering subsequently advises Parent in writing that the number of securities that can be sold exceeds the number of securities included in the offering, Parent shall include in the registration
(i) FIRST, the securities proposed to be sold on behalf of the other stockholders of Parent exercising demand registration rights, (ii) SECOND, such additional securities that one or more Holders or Shareholder Noteholders had originally requested be included in the registration, on a PRO RATA basis according to the number of securities originally requested to be included by each Holder and Shareholder Noteholder and (iii) THIRD, securities requested to be included therein by any other persons having registration rights with respect to securities of Parent.

         (d) OTHER REGISTRATIONS. If (i) Parent has previously filed a registration statement with respect to any of the Registrable Securities pursuant to SECTION 2.01(A) OR 2.02(A) and (ii) such previous registration has not been withdrawn or abandoned, Parent shall not file or cause to be effective any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the 1933 Act (except on Form S-8 or Form S-4 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 180 days has elapsed from the effective date of such previous registration (and, during the period of any "shelf offering" or offering pursuant to Rule 415 under the 1933 Act, during such time as any Holder is engaged in selling efforts pursuant thereto, except with the prior written consent of the Holders named in the prospectus for such "shelf offering").

         (e) PIGGYBACK NOT A DEMAND REGISTRATION. Should any Holder's participation in a registration be pursuant to a Piggyback Registration in connection with (i) an underwritten primary registration on behalf of Parent as described in SECTION 2.01(I) OR 2.02(B), or (ii) an underwritten secondary registration on behalf of holders of Parent's securities other than the Holders as described in SECTION 2.02(C), then such participation by any Holder shall not constitute a Demand Registration for purposes of determining the number of Demand Registrations the Holders are entitled to pursuant to SECTION 2.01(B).

         SECTION 2.03. HOLDBACK AGREEMENTS. (a) GENERAL. Each Holder hereby agrees not to effect any public sale or distribution of equity securities of Parent, or any securities convertible into or exchangeable or exercisable for such securities, including, without limitation, sales pursuant to Rule 144 under the 1933 Act (or any similar rule then in effect), during the 10 days prior to and the 90 days beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration) unless the underwriters managing the registered public offering otherwise agree.

         (b) AGREEMENT BY PARENT. Parent agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the 10 days prior to and during the 90 days beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration in accordance with the provisions of this Agreement) unless the underwriters managing the registered public offering otherwise agree.

         (c) REGISTRATION PROCEDURES. Whenever any Holder requests registration pursuant to this Agreement, Parent shall use its reasonable best efforts to effect the registration of Registrable Securities for which registration is requested in accordance with the intended method of disposition thereof, and pursuant thereto Parent shall as expeditiously as possible:

                                                              Exhibit D - Page 8

         (i) prepare and file with the Commission a registration statement with respect to such securities and use its reasonable best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, Parent will furnish to the counsel selected by the Holders copies of all documents proposed to be filed, which documents will be subject to the review of such counsel);

         (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith and prepare and file any related registration statement pursuant to Rule 462 under the 1933 Act, in each case as necessary to keep such registration statement or registration statements effective for a period of not less than 90 days after such registration statement is declared effective, provided that Parent shall have no obligation pursuant to this Agreement to maintain the effectiveness of such registration statement after the sale of the securities registered thereunder, and shall comply with the provisions of the 1933 Act with respect to the disposition of all securities owned by each Holder that are covered by such registration statement during such period in accordance with the intended methods of disposition by such Holder;

         (iii) furnish to the Holders such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as any Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder;

         (iv) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or Blue Sky Laws of such jurisdictions as any Holder requests and do any and all other acts and things that may be necessary or advisable to enable each Holder to consummate the disposition in such jurisdictions of the Registrable Securities (provided that Parent will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this sub-clause (iv), (B) subject itself to taxation in any such jurisdiction or (c) consent to general service of process in such jurisdiction);

         (v) cause all such shares of Registrable Securities to be listed on each securities exchange or qualified for trading on each market on which securities issued by Parent that are of the same class as the Registrable Securities are then listed or traded;

         (vi) provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such registration statement;

         (vii) obtain a "cold comfort" letter from Parent's independent public accountants in customary form, covering such matters of the type customarily covered by "cold comfort" letters delivered to underwriters, and covering such other matters as any Holder may reasonably request; and obtain an opinion of counsel for Parent in customary form, covering such matters of the type customarily covered in opinions of legal counsel delivered to underwriters, and covering such other matters as any Holder may reasonably request;

         (viii) if underwriters are engaged in connection with any registration referred to in this Agreement, Parent shall provide customary indemnification, representations, covenants, opinions, and other assurances to the underwriters, in each case in form and substance reasonably satisfactory to such underwriter;

         (ix) notify each Holder and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such advice in writing, (A) when a prospectus or any prospectus supplement or post-effective amendment (or related registration statement filed pursuant to Rule 462 under the 1933 Act) has been filed, and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by Parent of any notification with respect to the suspension of the qualification of any of the registrable securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (E) of the happening of any event

                                                              Exhibit D - Page 9

         that requires the making of any changes in a registration statement or related prospectus so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (F) of Parent's reasonable determination that a post-effective amendment to a registration statement would be required;

         (x) notify each Holder at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, of the occurrence of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any Holder, Parent shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such shares such amended or supplemented prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

         (xi) use its reasonable best efforts to obtain as soon as reasonably practicable the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction;

         (xii) if requested by the managing underwriters or any Holder, incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter and the Holders agree should be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten (or best efforts underwritten) offering of the Registrable Securities to be sold in such offering; make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and supplement or make amendments to any registration statement if requested by any Holder or any underwriter of such securities;

         (xiii) furnish to each Holder and each managing underwriter, without charge, such signed copies of the registration statement or statements and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference) as any Holder or managing underwriter may reasonably request;

         (xiv) cooperate with reasonable requests of the Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Shares or Related Securities to be sold and not bearing any restrictive legends unless required by applicable law; and enable such certificates to be in such denominations and registered in such names as the managing underwriter may request at least two business days prior to any sale of Registrable Securities to the underwriters;

         (xv) in the case of an underwritten offering, enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as any Holder or underwriter reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities; and

         (xvi) make available for inspection by any Holder, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such Holder or underwriter, all financial and other records, pertinent corporate documents and properties of Parent, and cause Parent's officers, directors, employees and independent accountants to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent in connection with such registration statement.

         SECTION 2.04. COMPANY REPORTS. Parent shall file all reports required to be filed by it under the 1933 Act and the 1934 Act and the rules and regulations promulgated by the Commission thereunder, and take such further reasonable action as may be necessary or appropriate for Parent to use Form S-2 or S-3 (or any similar registration form then applicable to small business issuers or hereafter adopted by the Commission) to register the Registrable Securities for sale thereon. Upon request, Parent shall deliver to the Holders a written statement as to whether it has complied with such requirements.

                                                             Exhibit D - Page 10

         SECTION 2.05. INFORMATION TO BE FURNISHED BY THE HOLDERS. In connection with any registration of shares of Registrable Securities hereunder, Parent may require the Holders to furnish Parent with such information regarding the Holders and the distribution of such shares as Parent may from time to time reasonably request in writing in order to comply with the 1933 Act. Each Holder agrees to notify Parent as promptly as practicable of any inaccuracy or change in information previously furnished to Parent or of the occurrence of any event in either case as a result of which any prospectus relating to such registration contains untrue statements of a material fact regarding the Holders or the distribution of such shares or omits to state any material fact regarding the Holders or the distribution of such shares required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which such statements were made, and to promptly furnish to Parent any additional information required to correct and update any previously furnished information or required such that such prospectus shall not contain, with respect to the Holders or the distribution of such shares, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements are made.

         SECTION 2.06. SUSPENSION OF OFFERING PENDING PROSPECTUS SUPPLEMENT OR AMENDMENT. Each Holder agrees that, upon receipt of any notice from Parent of the occurrence of any event of the kind described in SECTION 2.03(C)(IX)(B),
(C), (D), (E) OR (F) hereof, such Holder will forthwith discontinue disposition of the Registrable Securities covered by such registration statement or prospectus until such holder's receipt of the copies of the supplemented or amended prospectus relating to such registration statement or prospectus, or until it is advised in writing by Parent that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in such prospectus, and, if so directed by Parent, such Holder will deliver to Parent all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering the Registrable Securities current at the time of receipt of such notice.

         SECTION 2.07. REGISTRATION EXPENSES. (a) GENERAL. All expenses incident to Parent's performance and execution of Demand Registrations or Piggyback Registrations, and Parent's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or Blue Sky Laws, expenses and fees for listing the securities on the appropriate securities exchanges or qualifying such securities for trading in the appropriate securities markets, costs of liability insurance, all internal expenses, the expense of any annual audit or quarterly review, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for Parent and all independent certified public accountants (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance), and fees and costs of underwriters (excluding discounts and commissions and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Registrable Securities) and other Persons (all such expenses being herein called "Registration Expenses"), shall be borne by Parent.

                  (b) REIMBURSEMENT FOR COUNSEL FEES. In connection with each Demand Registration and Piggyback Registration, Parent shall reimburse the Holders for the reasonable fees and disbursements of one law firm chosen by Holders of a majority (in then market value) of the then outstanding Registrable Securities.

                  (c) PAYMENT OF EXPENSES BY THE HOLDERS. The Holders shall pay the underwriters' discount and commissions and the commissions and fees, if any, payable in respect of selling brokers, dealer managers or similar securities industry professionals, and transfer taxes allocable to the registration of the Holders' securities so included in any Demand Registration or Piggyback Registration pursuant to this Agreement.

         SECTION 2.08. UNDERWRITTEN OFFERINGS. (a) UNDERWRITING AGREEMENT. In any underwritten offering by one or more Holders pursuant to a registration requested under SECTION 2.01(A) OR 2.02(A), Parent shall enter into an underwriting agreement which shall be reasonably satisfactory in form and substance to Parent, such Holder or Holders and the underwriters and which shall contain representations, warranties and agreements (including indemnification agreements to the effect and consistent with that provided in SECTION 2.09 hereof) as are customarily included by an issuer in underwriting agreements with respect to primary distributions.
                                                             Exhibit D - Page 11

         (b) CONDITION TO PARTICIPATION AND QUALIFICATIONS TO OBLIGATIONS UNDER REGISTRATION COVENANTS. The obligations of Parent to use its reasonable best efforts to cause the Registrable Securities to be registered under the 1933 Act are subject to each of the conditions that no Holder may participate in any underwritten offering hereunder unless such Holder (a) agrees to sell such Registrable Securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably and customarily required under the terms of such underwriting arrangements.

         SECTION 2.09. INDEMNIFICATION. (a) BY PARENT AND THE COMPANY. In the event of any registration of any Registrable Securities under the 1933 Act, Parent and the Company will, and hereby do, jointly and severally, indemnify and hold harmless, to the fullest extent permitted by law, each Holder, its directors and officers, each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such Holder or any such underwriter within the meaning of the 1933 Act, against any and all losses, claims, damages, liabilities and expenses, joint or several, (or actions or proceedings, whether commenced or threatened, in respect thereof) to which they or any of them may become subject under the 1933 Act or any other statute or common law, including any amount paid in settlement of any litigation, commenced or threatened, and to reimburse them for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities, expenses or actions arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the registration statement relating to the sale of such securities or any post-effective amendment thereto or any related registration statement filed pursuant to Rule 462 or similar rule under the 1933 Act or in any filing made in connection with the qualification of the offering under Blue Sky or other securities laws or jurisdictions in which the Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, if used prior to the effective date of such registration statement (unless such statement is corrected in the final prospectus and Parent has previously furnished copies thereof to each Holder and the underwriters), or contained in the final prospectus (as amended or supplemented if Parent shall have filed with the Commission, and furnished to each Holder and the underwriters of such offering copies thereof, prior to the written confirmation of any sale to the person asserting liability, any amendment thereof or supplement thereto) if used within the period during which Parent is required to keep the registration statement to which such prospectus relates current, or the omission or alleged omission to state therein (if so used) a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the indemnification agreement contained herein shall not (i) apply to such losses, claims, damages, liabilities, expenses or actions arising out of, or based upon, any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon and in conformity with written information furnished to Parent by a Holder or such underwriter expressly for use in connection with preparation of the registration statement, any preliminary prospectus or final prospectus contained in the registration statement, any such amendment or supplement thereto or any Blue Sky Filing or
(ii) inure to the benefit of any underwriter or any person controlling such underwriter, to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any such director, officer or controlling person and shall survive the transfer of such securities by such Holder.

         (b) BY THE HOLDERS. Parent may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to SECTION
2.01 OR 2.02, that Parent shall have received an undertaking satisfactory to it from the Holders to indemnify and hold harmless (in the same manner and to the same extent as set forth in SECTION 2.09(A)) Parent, each director of Parent, each officer of Parent and each other person, if any, who controls Parent within the meaning of the 1933 Act, with respect to any untrue statement or alleged untrue statement in, or omission or alleged omission from, such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written

                                                             Exhibit D - Page 12

information furnished to Parent by a Holder expressly for use in the preparation of such registration statement, preliminary prospectus, final prospectus, amendment or supplement. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of Parent or any such director, officer or controlling person and shall survive the transfer of such securities by such Holder. In no event shall any indemnity paid by any Holder to Parent pursuant to this SECTION 2.09(B), or otherwise, exceed the proceeds received by such Holder in such offering.

         (c) NOTICES OF CLAIMS, ETC. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in SECTION 2.09(A) OR 2.09(B), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, PROVIDED that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under SECTION 2.09(A) OR 2.09(B), as the case may be. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. In the event that the indemnifying party advises an indemnified party that it will contest a claim for indemnification hereunder, or fails, within 30 days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim. The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. If the indemnifying party does not assume such defense, the indemnified party shall keep the indemnifying party apprised at all times as to the status of the defense; PROVIDED, HOWEVER, that the failure to keep the indemnifying party so informed shall not affect the obligations of the indemnifying party hereunder. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent; PROVIDED, HOWEVER, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

         (d) CONTRIBUTION. If the indemnification provided for in or pursuant to
SECTION 2.09(A) OR 2.09(B) is due in accordance with the terms thereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement, or omission. In no event shall the liability of any Holder be greater in amount than the amount of proceeds received by such Holder upon such sale.
                                                             Exhibit D - Page 13
                                   ARTICLE III
                    EFFECTIVE TIME AND TERM OF THIS AGREEMENT

         SECTION 3.01. EFFECTIVE TIME AND TERM OF THIS AGREEMENT. This Agreement will be effective for all purposes as of the Closing and will continue in full force and effect until the date that no Holder owns any of the Registrable Securities.

                                   ARTICLE IV
                                  MISCELLANEOUS

         SECTION 4.01. SEVERABILITY. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

         SECTION 4.02. AMENDMENTS. This Agreement contains the entire understanding of the parties with respect to the Registrable Securities, and may be amended only by an agreement in writing signed by (i) Parent, (ii) the Company and (iii) the Holders of not less than a majority (in then market value) of the then outstanding Registrable Securities, including not less than a majority (in then market value) of the then outstanding Registrable Securities held by the RIMCO Holders, PROVIDED, HOWEVER, that in no event shall any amendment impose any additional material obligations on any Holder without such Holder's written consent.

         SECTION 4.03. DESCRIPTIVE HEADINGS. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

         SECTION 4.04. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

         SECTION 4.05. NOTICES. All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (ii) by registered or certified mail with return receipt requested (postage prepaid) or (iii) by a recognized overnight delivery service (with charges prepaid).

         (i) if to a RIMCO Holder, at its addresses set forth below, or such other address as it shall have specified to Parent in writing,

         (ii) if to any other Holder, at such address as specified to Parent in writing in the notice provided in SECTION 4.08(B), or such other address as such Holder shall have subsequently specified to Parent in writing, and

         (iii) if to the Company or Parent, 1600 Smith Street, Suite 4000, Houston, Texas 77002, Telecopy No.: 713- 652-9601, or such other address as it shall have specified to the Holders in writing.

Notices given under this SECTION 4.05 shall be deemed given only when actually received.

         SECTION 4.06. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

         SECTION 4.07. SURVIVAL. The representations and warranties made by the Company and Parent herein shall survive the execution and delivery of the Transaction Documents and the purchase and transfer by the Holders of any of the Registrable Securities, regardless of any investigation made at any time by or on behalf of the RIMCO Holders or any other

                                                             Exhibit D - Page 14

Holder. All statements contained in any certificate or other instrument delivered by or on behalf of the Company or Parent pursuant to this Agreement shall be deemed to be representations and warranties of the Company and Parent under this Agreement.

         SECTION 4.08. SUCCESSORS AND ASSIGNS. (a) Subject to the provisions of
SECTION 4.08(B), all covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note or any Registrable Securities), whether so expressed or not.

         (b) The Registrable Securities and rights of any Holder under this Agreement with respect to any Registrable Securities may be assigned to any person who acquires Registrable Securities from a Holder, except that any Person who acquires such Registrable Securities (x) pursuant to a public offering registered under the 1933 Act or (y) pursuant to a transfer made in accordance with Rule 144 under the 1933 Act may not be assigned rights hereunder with respect to such Registrable Securities. Notwithstanding the foregoing, rights to cause a Demand Registration under SECTION 2.01(A) may only be assigned if such rights are expressly assigned in writing from a Holder. Any assignment of registration rights pursuant to this SECTION 4.08(B) shall be effective upon receipt by Parent of written notice from such assigning Holder (i) stating the name and address of any assignee, (ii) describing the manner in which the assignee acquired the Registrable Securities from such Holder and (iii) identifying the number of Registrable Securities with respect to which the rights under this Agreement are being assigned.

         SECTION 4.09. ACTIONS BY HOLDERS OF MAJORITY OF REGISTRABLE SECURITIES. Each of the parties hereto agrees, in connection with the taking of any action permitted to be taken hereunder by the Holders or RIMCO Holders (as the case may be), that the Holders or RIMCO Holders (as the case may be) holding a majority (in then market value) of the then outstanding Registrable Securities are entitled to take such action.

         IN WITNESS WHEREOF, the Company, Parent and the RIMCO Holders have caused this Agreement to be executed by their respective representatives thereunto duly authorized, effective as of the date first above written.

                              TEXOIL, INC.

                              By:      /S/  RUBEN MEDRANO
                              Name:    Ruben Medrano
                              Title:   President

                              TEXOIL COMPANY

                              By:      /S/  RUBEN MEDRANO
                              Name:    Ruben Medrano
                              Title:   President

                              RIMCO PARTNERS, L.P.
                              RIMCO PARTNERS, L.P. II
                              RIMCO PARTNERS, L.P. III
                              RIMCO PARTNERS, L.P. III

                              By: RESOURCES INVESTORS MANAGEMENT
                                  COMPANY LIMITED PARTNERSHIP,
                                  their general partner

                              By: RIMCO ASSOCIATES, INC., its general partner

                                                             Exhibit D - Page 15

                              By:      /S/  GARY MILAVEC
                              Name:    Gary Milavec
                              Title:   Vice President

                              Addresses for Notices:

                              22 Waterville Road
                              Avon, Connecticut   06001
                              Telecopy No.:  860-678-9382

                              600 Travis Street -Suite 6875
                              Houston, Texas   77002
                              Telecopy No.:  713-247-0730
                                                             Exhibit D - Page 16

                                   EXHIBIT E

                             MODEL POWER OF ATTORNEY
                       For Executing Schedules 13D and 13G

      Know all by these presents, that the undersigned hereby constitutes and appoints each of Roy V. Hood and David R. Whitney, signing single, his/her true and lawful attorney-in-fact to:

      (1) execute for and on behalf of the undersigned Schedules 13D and 13G (and any amendment thereto) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

      (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedules 13D and 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

      (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her sole discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and power herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibility to comply with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 31st day of May, 1996.

                                                           /S/ PAUL E. MCCOLLAM
                                                                   Signature

                                                               PAUL E. MCCOLLAM
                                                                   Print Name

                                                              Exhibit E - Page 1

                             MODEL POWER OF ATTORNEY
                       For Executing Schedules 13D and 13G

      Know all by these presents, that the undersigned hereby constitutes and appoints each of Roy V. Hood, Paul E. McCollam and David R. Whitney, signing single, his/her true and lawful attorney-in-fact to:

      (1) execute for and on behalf of the undersigned Schedules 13D and 13G (and any amendment thereto) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

      (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedules 13D and 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

      (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her sole discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and power herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibility to comply with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of June, 1996.

                                                           /S/ JOHN B. PARSONS
                                                                Signature

                                                               JOHN B. PARSONS
                                                                  Print Name

                                                              Exhibit E - Page 2

                             MODEL POWER OF ATTORNEY
                       For Executing Schedules 13D and 13G

      Know all by these presents, that the undersigned hereby constitutes and appoints each of Roy V. Hood and David R. Whitney, signing single, his/her true and lawful attorney-in-fact to:

      (1) execute for and on behalf of the undersigned Schedules 13D and 13G (and any amendment thereto) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

      (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedules 13D and 13G and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

      (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her sole discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and power herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibility to comply with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of September, 1996.

                                                            /S/ STEPHEN F. OAKES
                                                                 Signature

                                                               STEPHEN F. OAKES
                                                                 Print Name

                                                              Exhibit E - Page 3